Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

Audible, Inc.

at

$11.50 Net Per Share

by

AZBC Holdings, Inc.,

a wholly owned subsidiary of

Amazon.com, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MARCH 10, 2008 UNLESS THE OFFER IS EXTENDED.

AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amazon.com, Inc. (“Parent”), a Delaware corporation, is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc., a Delaware corporation (the “Company”), at a price of $11.50 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated February 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 30, 2008 (the “Merger Agreement”), among Parent, Purchaser and the Company.

The board of directors of the Company has unanimously (i) approved the Offer, the merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and declared them advisable, fair to and in the best interests of the stockholders of the Company; (ii) authorized the Company to enter into the Merger Agreement; (iii) approved and adopted in all respects the Merger Agreement and the Support Agreements (as defined below), and the transactions contemplated thereby; (iv) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the merger, for purposes of Section 203 of the DGCL; (v) determined that, if required under Delaware law, the Merger Agreement and the merger be submitted to a vote of the Stockholders in accordance with Delaware law; and (vi) recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer to Purchaser and approve and adopt the Merger Agreement and the merger.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages 1 through 10.

February 11, 2008

IMPORTANT

If you wish to tender all or any of your Shares prior to the expiration of the Offer, you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary for the Offer and either deliver the certificates for such Shares to the Depositary for the Offer along with the Letter of Transmittal (or a facsimile thereof), deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. In the case of a book-entry transfer, an Agent’s Message (as defined below) must be used in lieu of the Letter of Transmittal.

If you desire to tender Shares and the certificates representing such Shares are not immediately available or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

Any questions and requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), or to Lazard Frères & Co. LLC, our dealer manager (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

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SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase, Schedule I to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought	All outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc. (the “Company”).

Price Offered Per Share	$11.50 per Share, net to the seller in cash without interest (subject to applicable withholding taxes).

Parties to the Tender Offer	AZBC Holdings, Inc. (“Purchaser”) is offering to purchase (the “Offer”) the Shares. Purchaser is a wholly owned subsidiary of Amazon.com, Inc. (“Parent”).

See the Introduction and Section 9 entitled “Certain Information Concerning Parent, Purchaser and Their Affiliates” of this Offer to Purchase.

Scheduled Expiration Time	12:00 midnight, New York City time, at the end of March 10, 2008, unless the initial offering period is extended as set forth below.

Minimum Condition	Purchaser must become the owner of a majority of all Shares then outstanding on a fully diluted basis (including those Shares issuable pursuant to options to purchase Shares, restricted stock, warrants, or other rights to acquire Shares then outstanding) (the “Minimum Condition”).

Recommendation of the Board of

Directors of the Company	The board of directors of the Company has unanimously:

•	recommended that the holders of Shares tender their Shares in the Offer and adopt the Merger Agreement (as defined below) if required to do so by the Delaware General Corporation Law;

•

approved the execution, delivery and performance of the Agreement and Plan of Merger, dated as of January 30, 2008 (the “Merger Agreement”), among Parent, Purchaser and the Company, and the consummation of the Offer, the merger and the other transactions contemplated by the Merger Agreement;

•

determined that the terms of the Offer, the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders; and

•	declared that the Offer, the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable.

Other Information

•

The Offer is the first step in Parent’s plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer is successful, Parent, through Purchaser, will acquire any remaining Shares in a merger of Purchaser with and into the Company (the “Merger”), with the Company to continue as the surviving corporation. Holders of Shares will have appraisal rights in the Merger, but not in the Offer. See Section 12 entitled “Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

•

The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of March 10, 2008 (or the latest time and date as the Offer may be extended (the “Expiration Date”)), unless the Offer is extended. If at any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived by Parent or Purchaser, Purchaser must extend the Offer, at the request of the Company, for one or more successive periods of not more than ten business days in order to permit the satisfaction of such conditions, each until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) (a) the date that is 180 days after the commencement of the Offer (the “Initial Outside Date”) or (b) the date that is 270 days after the commencement of the Offer in the event that certain conditions (see Section 15—“Certain Conditions to the Offer”) have not been satisfied or waived by Parent or Purchaser by the Initial Outside Date (the “Extended Outside Date”), if any such extension of not more than 10 business days would otherwise end after the Initial Outside Date or the Extended Outside Date, as applicable.

Purchaser may also, in its sole discretion, without the consent of the Company, extend the Offer for one or more successive periods of not more than 10 business days each, if at any otherwise scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement. Purchaser must also extend the Offer for any period or periods required by applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), Nasdaq or their respective staffs.

•

If the Offer is extended, we will inform American Stock Transfer & Trust Company, the depositary (the “Depositary”) for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the first business day following the then scheduled Expiration Date.

•

Purchaser may, in its sole discretion, provide a “subsequent offering period” in accordance with applicable law in the event that, following completion of the Offer, Purchaser owns less that 90% of all outstanding Shares.

•

In connection with entering into the Merger Agreement, Parent has entered into a Tender and Support Agreement with Audible, Inc. stockholders that are private investment funds affiliated with Apax Partners (which collectively own approximately 22.8% of the outstanding Shares) and a Tender and Support Agreement with Mr. Donald R. Katz, the Chairman of the board of directors and Chief Executive Officer of the Company (who owns approximately 1.3% of the outstanding Shares). Pursuant to the terms of the Tender and Support Agreements, each of the Apax affiliated funds and Mr. Katz have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal.

Conditions to the Offer

Purchaser will not be obligated to complete the Offer unless, among other things, as of any scheduled Expiration Date:

•	the Minimum Condition has been met;

•	the HSR Condition (as defined in Section 15—“Certain Conditions to the Offer”) has been met;

•	the Governmental Approval Condition (as defined in Section 15—“Certain Conditions to the Offer”) has been met; and

•	certain other events described in Section 15—“Certain Conditions to the Offer”—have not occurred and are not continuing, regardless of the circumstances giving rise to such events or conditions.

See Section 15—“Certain Conditions to the Offer”.

Procedures for Tendering

If you wish to accept the Offer and tender your Shares, you must do the following:

•

If you are a record holder (i.e., a stock certificate has been issued to you), deliver the certificates representing your Shares, together with a completed and signed version of the enclosed Letter of Transmittal and any other documents required by the Letter of Transmittal, and have your signature guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal to the Depositary, not later than the time the Offer expires;

•

If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days on the Nasdaq Global Market. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

See Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares”.

Withdrawal Rights

•

You may withdraw tendered Shares at any time prior to 12:00 Midnight, New York City time, at the end of March 10, 2008 or such later date as the Offer may be extended. Unless accepted for payment pursuant to the Offer, tendered Shares may also be withdrawn at any time after April 11, 2008. However, if Purchaser provides a subsequent offering period, you will not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tender during the subsequent offering period.

•

To withdraw Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares.

See Section 4 entitled “Withdrawal Rights”.

Additional Information

•

See Section 1 entitled “Terms of the Offer,” Section 12 entitled “Purpose of the Offer; Plans for the Company,” Section 13 entitled “Transaction Documents,” Section 14 entitled “Dividends and Distributions,” Section 15 entitled “Certain Conditions to the Offer,” Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” and Section 17 entitled “Appraisal Rights” of this Offer to Purchase for a more complete description of the Offer and the transactions contemplated following the consummation of the Offer.

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FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a stockholder of Audible, Inc. (the “Company”), may have about the tender offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the documents to which we have referred.

Unless the context indicates otherwise, we will use the terms “we,” “us” or “our” in this Offer to Purchase to refer to AZBC Holdings, Inc. (“Purchaser”) and, where appropriate, Amazon.com, Inc. (“Parent”).

Who is offering to purchase my shares?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company, for $11.50 per Share net to the Seller in cash, without interest thereon (subject to applicable withholding taxes). Purchaser is a Delaware corporation incorporated on August 2, 2006. Purchaser is a wholly owned subsidiary of Parent, a Delaware corporation organized on May 28, 1996.

Purchaser has conducted no activities to date other than activities incidental to its formation and in connection with acquiring the Company. See the Introduction and Section 9 entitled “Certain Information Concerning Purchaser and Its Affiliates” of this Offer to Purchase for more information on Purchaser, Parent, the Investors and their respective affiliates.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to Purchaser in the tender offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See the Introduction and Section 18 entitled “Certain Fees and Expenses” of this Offer to Purchase for more information.

Do you have the financial resources to pay the purchase price in the tender offer?

Yes. We estimate that we will need approximately $300 million to purchase all of the issued and outstanding Shares pursuant to the tender offer and to pay related transaction fees and expenses. The tender offer is not conditioned upon any financing arrangements. See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase for more information.

Is your financial condition relevant to my decision to tender my Shares in the tender offer?

We believe our financial condition is not relevant to your decision to tender your Shares in the tender offer because:

•	the tender offer is being made for all outstanding Shares solely for cash;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we intend to acquire all remaining Shares in the subsequent merger for the same cash price.

Under what circumstances will the Company be obligated to pay to Parent a termination fee and transaction expenses if the Merger Agreement is terminated?

The Merger Agreement provides that, if the Merger Agreement is terminated:

•

by Parent, if (i) the Company or any of its subsidiaries or their respective representatives materially breaches their respective obligations under the Merger Agreement regarding no solicitation of competing proposals; or (ii) the board of directors of the Company (A) fails to authorize, approve or recommend the tender offer, or (B) effects a change in the Company Recommendation (as defined in Section 13 entitled “Transaction Documents”) or, in the case of a Takeover Proposal (as defined in Section 13 entitled “Transaction Documents”) made by way of a tender offer or exchange offer, fails to recommend that the Company’s stockholders reject such tender offer or exchange offer within the ten business day period specified in Section 14e-2(a) under the Exchange Act, (C) fails to reconfirm its authorization, approval or recommendation of the merger within three business days after a written request by Parent to do so, or (D) fails to include the Company Recommendation in the Schedule 14D-9 or to permit Parent and Purchaser to include the Company Recommendation within this Offer to Purchase or any amendments and supplements hereto;

•

by the Company in connection with a change in the Company Recommendation following receipt of a Superior Proposal (as defined in Section 13 entitled “Transaction Documents”), provided that (i) the Company is and has been in compliance in all respects with the restrictions on the solicitation of competing proposals set forth in the Merger Agreement, (ii) the board of directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of a Superior Proposal, and (iii) the Company, prior to the termination of the Merger Agreement, pays the Termination Fee (as defined in Section 13 entitled “Transaction Documents”) to Parent; or

•

by either the Company or Parent, if (i)(a) at any time after the Initial Outside Date or the Extended Outside Date (as applicable and, in each case, as defined in the Merger Agreement), Purchaser shall not have accepted for payment and paid for all Shares validly tendered (and not withdrawn) pursuant to the tender offer in accordance with the terms thereof on or before the Initial Outside Date or the Extended Outside Date (as applicable and, in each case, as defined in the Merger Agreement) and neither Purchaser nor Parent has caused Purchaser to fail to accept for payment and pay for all Shares validly tendered as a result of Parent or Purchaser’s breach of or failure to perform any representation, warranty or covenant set forth in the Merger Agreement, or (b) if the tender offer shall have been withdrawn or terminated or shall have expired in accordance with its terms without Purchaser having purchased any Shares validly tendered (and not withdrawn) pursuant to the tender offer and neither Purchaser nor Parent has caused or resulted in the tender offer to be withdrawn or to terminate or to expire through Parent or Purchaser’s breach of or failure to perform any representation, warranty or covenant set forth in the Merger Agreement; and (ii)(a) after the date of entry in to the Merger Agreement, any person makes an Alternative Takeover Proposal (as defined in Section 13 entitled “Transaction Documents”) or amends or reasserts an Alternative Takeover Proposal made prior to the date of entry into the Merger Agreement and such Alternative Takeover Proposal becomes publicly known prior to the earlier of the Acceptance Time (as defined in Section 13 entitled “Transaction Documents”) or the Expiration Date, and (b) within 18 months after the date of termination of the Merger Agreement, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal;

•

by Parent, if the Company has breached or failed to perform in any material respect any of its covenants regarding the Company Recommendation (as defined in Section 13 entitled “Transaction Documents”) and the restrictions set forth in the Merger Agreement regarding the solicitation of competing proposals, and such breach or failure to perform (i) is incapable of being cured by the Company prior to the Initial Outside Date or is not cured by the earlier of (x) ten business days following written notice to the Company by Parent of such breach and (y) the Initial Outside Date, and (ii) would result in a failure of certain conditions to closing set forth in the Merger Agreement;

then, in each case the Company shall pay Parent a fee equal to $10 million and shall, in addition to any termination fee that may be payable, reimburse Parent and Purchaser for all of their out-of-pocket expenses, up to a maximum amount of $3.5 million. Under certain circumstances set forth in the Merger Agreement, the Company may be liable for the transaction expenses of Parent and Purchaser without being obligated to pay a termination fee.

The termination fee is payable by the Company within one business day after the date of the event giving rise to the obligation to pay the termination fee. Transaction expenses are payable by the Company within one business days after receipt by the Company of a request from Parent for payment for such transaction expenses.

See Section 13 entitled “Transaction Documents” of this Offer to Purchase.

If I accept the tender offer, when will I be paid?

If the conditions to the tender offer as set forth in the Introduction and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase are satisfied and we consummate the tender offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $11.50 (less any applicable withholding taxes), promptly following expiration of the tender offer. See Section 2 entitled “Acceptance for Payment and Payment” of this Offer to Purchase for more information.

If I do not tender my Shares but the tender offer is successful, what will happen to my Shares?

If the tender offer is successful and we become the owner of more than 90% of the outstanding Shares, we will then own a sufficient number of Shares to cause the merger to occur without a meeting of the Company’s stockholders pursuant to Delaware’s short-form merger statute. If the merger takes place, Purchaser will own all of the Shares, and all stockholders of the Company remaining after the tender offer other than us (and other than stockholders validly exercising appraisal rights) will receive $11.50 per Share in cash, without interest, less any required withholding taxes.

Therefore, if the tender offer is successful and you have not tendered your Shares (and have not exercised your appraisal rights, as described below), upon the consummation of the merger you will receive the same price per share as you would have received had you tendered your Shares into the tender offer.

If we do not acquire, whether in the tender offer or upon exercise of the top-up option (as described below), a sufficient number of Shares to cause the merger to occur without a meeting of the Company’s stockholders pursuant to Delaware’s short-form merger statute, the merger will not occur until it is approved at a meeting of the Company’s stockholders. At the stockholders meeting, we will vote our Shares in favor of the merger. However, an information statement complying with applicable rules of the Securities and Exchange Commission will be required to be circulated to stockholders in connection with the stockholders meeting, which will require the Company to prepare certain financial statements in accordance with applicable law. As a result, the consummation of the merger may be significantly delayed. Any remaining holders of Shares will not receive the merger consideration until the stockholder vote occurs and the merger is thereafter completed.

What is a top-up option and when could it be exercised?

Subject to certain conditions set forth in the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “top-up option”) to purchase a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares already owned collectively by us, will constitute one Share more than 90% of Shares that will be issued and outstanding immediately after the issuance of all Shares under the top-up option. The purchase price per Share for any Shares purchased by us under the top-up option will be equal to the price per Share paid by us in the tender offer. The top-up option will be exercisable if, and only if, immediately after the exercise of the top-up option, we own more than 90% of the Shares then issued and outstanding.

The purpose of the top-up option is to permit us to acquire a number of Shares that will enable us to complete the merger under Delaware’s short-form merger statute, without a meeting of the Company’s stockholders. The top-up option is subject to certain additional terms and conditions. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

If the tender offer is completed, will the Shares continue to be publicly traded?

Following the purchase of Shares in the tender offer, we intend to complete the merger pursuant to the terms of the Merger Agreement. Once the merger takes place, the common stock of the Company will no longer be publicly owned or traded.

Even if the merger does not take place, after we purchase all of the Shares tendered into the tender offer, there may be so few remaining common stockholders and publicly held Shares that securities firms will no longer be interested in quoting the Shares or otherwise maintaining a market for the Shares. If that occurs, there may not be a public trading market for the Shares following the consummation of the tender offer, or any remaining public trading market may be highly illiquid. Moreover, the Company may be eligible to cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

In addition, it is possible that, following the tender offer, the Shares will no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case you will no longer be able to use your Shares as collateral for loans made by brokers.

See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Registration” of this Offer to Purchase for more information.

What is the market value of my Shares as of a recent date?

On January 30, 2008, the last full day of trading before the public announcement by the Company of its agreement to be acquired by us at a price of $11.50 per Share, the last reported sale price per Share was $9.33. The offer price of $11.50 per Share represents a premium of approximately 23.3% over such last reported sale price. You should obtain a recent quotation for your Shares before deciding whether or not to tender. See Section 6 entitled “Price Range of the Shares” of this Offer to Purchase for more information.

Will the exchange of Shares pursuant to the tender offer or merger be a taxable transaction for U.S. federal income tax purposes?

The receipt of cash by you in exchange for your Shares pursuant to the tender offer or the merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You should consult your tax advisor on the tax implications of tendering your Shares. See Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

Have any holders of Shares already agreed to tender their Shares into the Offer?

Yes. In connection with the execution of the Merger Agreement, Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. (which collectively own approximately 22.8% of the outstanding Shares) entered into a Tender and Support Agreement with Parent in which the Apax-affiliated parties agreed, among other things, to tender their Shares pursuant to the tender offer and to vote their Shares in favor of the Merger and against any alternative acquisition proposal. Parent also entered into a Tender and Support Agreement with Mr. Donald R. Katz, Chairman of the board of directors and Chief Executive Officer of the Company (who owns approximately 1.3% of the outstanding Shares), in which Mr. Katz agreed, among other things, to tender his Shares pursuant to the tender offer and vote his Shares in favor of the Merger and against any alternative acquisition proposal.

Whom can I call with questions?

You can call Georgeson Inc. at (212) 440-9800 (for banks and brokers) and (866) 328-5439 (toll free for all others) with any questions you may have. Georgeson Inc. is acting as the information agent (the “Information Agent”) and Lazard Frères & Co. LLC is acting as the dealer manager (the “Dealer Manager”) for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

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To the Holders of Shares of Common Stock of Audible, Inc.:

INTRODUCTION

AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amazon.com, Inc. (“Parent”), a Delaware corporation, hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Audible, Inc. (the “Company”), a Delaware corporation, at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”) (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 30, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser, and further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, after the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”). The Merger is subject to a number of conditions, including the adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required by applicable law. See Section 12 entitled “Purpose of the Offer; Plans for the Company” of this Offer to Purchase.

Tendering stockholders who are record holders of their Shares and who tender their Shares directly to the Depositary (as defined below) will not be obligated to pay any brokerage fees or commissions or, except as otherwise provided in Instruction 7 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of such Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent will pay all charges and expenses of Lazard Frères & Co. LLC, as dealer manager (the “Dealer Manager”), American Stock Transfer & Trust Company, as depositary (the “Depositary”), and Georgeson Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 entitled “Fees and Expenses” of this Offer to Purchase for more information.

The board of directors of the Company (the “Company Board”) has unanimously:

•

approved the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and declared them advisable, fair to and in the best interests of the stockholders of the Company;

•	authorized the Company to enter into the Merger Agreement;

•	approved and adopted in all respects the Merger Agreement and the Support Agreements (as defined below), and the transactions contemplated thereby;

•	approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, for purposes of Section 203 of the DGCL;

•	determined that, if required under Delaware law, the Merger Agreement and the Merger be submitted to a vote of the stockholders of the Company in accordance with Delaware law; and

•

recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer to Purchaser and approve and adopt the Merger Agreement and the Merger if required to do so by the DGCL.

The Offer is subject to a number of conditions, including the condition that there shall have been validly tendered and not withdrawn prior to the applicable expiration date of the Offer the number of Shares validly tendered pursuant to the tender offer (and not withdrawn prior to any then scheduled expiration date), together with the Shares then beneficially owned by Parent or Purchaser (if any), representing at least a majority of (x) all Shares then outstanding, plus (y) all Shares issuable upon the exercise, conversion or exchange of any options to purchase Shares, restricted stock, warrants, or other rights to acquire Shares then outstanding that are vested and exercisable, convertible and exchangeable as of any then scheduled date upon which the Offer is scheduled to expire (an “Expiration Date”) or that would be vested and exercisable, convertible or exchangeable (including after giving effect to the acceleration of any vesting or exercisability, convertibility or exchangeability that may occur as a result of the tender offer) at any time following the then scheduled Expiration Date assuming that the holder of such options to purchase Shares, restricted stock, warrants or other rights satisfies the vesting or exercisability, convertibility or exchangeability conditions applicable thereto during such time period (collectively, the “Minimum Condition”).

Upon the terms and subject to the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date.

Purchaser may, at its sole discretion, provide a “subsequent offering period” in accordance with applicable law in the event that following completion of the Offer, Purchaser owns less than 90% of all outstanding Shares.

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur. At the effective time of the Merger, each outstanding Share (with certain exceptions as set forth in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be automatically converted into the right to receive in cash an amount per share equal to the Offer Price (the “Merger Consideration”). All Shares that have been so converted will be automatically canceled, and their holders will cease to have any rights with respect to such Shares, other than the right to receive (i) the Merger Consideration and (ii) any then unpaid dividends or other distributions with respect to any such Shares that have a record date prior to the effective time of the Merger.

The Merger Agreement and the transactions contemplated thereby are more fully described in Section 13 entitled “Transaction Documents” of this Offer to Purchase.

The Special Committee of the Company Board (the “Special Committee”) received an opinion, dated January 30, 2008, of Allen & Company LLC (“Allen & Company”), the Special Committee’s financial advisor, to the effect that, as of that date, the cash consideration of $11.50 per share to be received by holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of Allen & Company’s written opinion, dated January 30, 2008, which describes the assumptions made, matters considered and limitations on the review undertaken, will be attached as an exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) being mailed to the holders of Shares together with this Offer to Purchase.

Allen & Company’s opinion was provided to the Special Committee for its information in its evaluation of the $11.50 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. Allen & Company’s opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully and in its entirety.

As of the date hereof, Purchaser beneficially owns 613,343 Shares. In addition, pursuant to (i) a Tender and Support Agreement, dated as of January 30, 2008 (the “Apax Support Agreement”), among Parent and Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P., which own 5,564,002 Shares in the aggregate, and (ii) a Tender and Support Agreement, dated as of

January 30, 2008 (the “Katz Support Agreement” and, together with the Apax Support Agreement, the “Support Agreements”), between Parent and Mr. Donald R. Katz, the Chairman of the board of directors and Chief Executive Officer of the Company, who owns 319,915 Shares, Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V., Patricof Private Investment Club III, L.P. and Mr. Katz have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Support Agreements. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or any of their respective affiliates currently beneficially owns any Shares or other securities of the Company. If the Support Agreements may be deemed to constitute beneficial ownership, each of Purchaser, Parent and their respective affiliates disclaims such beneficial ownership.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT AUDIBLE STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the other conditions described in Section 15—“Certain Conditions to the Offer.” Parent may terminate the Offer without Purchaser purchasing any Shares if certain events described in Section 15 occur.

Parent and Purchaser expressly reserve the right to increase the Offer Price, waive any conditions to the Offer and make any other changes to the terms and conditions of the Offer. However, Purchaser will not, without the prior written consent of the Company, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) except as required by any governmental entity, amend or modify any terms in a manner adverse to the holders of Shares, (vi) change or waive the Minimum Condition, or (vii) extend or otherwise change the Expiration Date of the Offer other than as required or permitted by the Merger Agreement.

If, on or prior to any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) has not been satisfied or waived by Parent or Purchaser, Purchaser must extend the Offer at the request of the Company, for one or more successive periods of not more than ten business days in order to permit the satisfaction of such conditions, each until the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) (A) the date that is 180 days after the commencement of the Offer (the “Initial Outside Date”) or (B) the date that is 270 days after the commencement of the Offer in the event that the HSR Condition or the Governmental Approval Condition (each as defined in Section 15 entitled “Certain Conditions to the Offer”) shall not have been satisfied, or waived by Parent or Purchaser by the Initial Outside Date (the “Extended Outside Date”), if any such extension of not more than 10 business days would otherwise end after the Initial Outside Date or the Extended Outside Date, as applicable.

Purchaser may, in its sole discretion, without the consent of the Company, extend the Offer for one or more successive periods of not more than 10 business days each, if at any otherwise scheduled Expiration Date any of the Offer Conditions (as defined in Section 15 entitled “Certain Conditions to the Offer”) shall not have been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement.

Purchaser must also extend the Offer for any period or periods required by applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the Nasdaq Global Market or their respective staffs.

Purchaser may also, in its sole discretion, provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such subsequent offering period promptly after any such Shares are tendered during such subsequent offering period.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension (including any subsequent offering period) will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Parent may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Parent currently intends to make announcements regarding the Offer by issuing a press release.

If Parent and Purchaser make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Parent and Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum ten-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

If, on or before the Expiration Date, Parent and Purchaser increase the Offer Price, such increased Offer Price will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in Offer Price.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), as soon as practicable after the Expiration Date, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See the Introduction and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase for more information.

Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Parent expressly reserves the right to cause Purchaser to delay acceptance for payment of, and thereby delay payment by Purchaser for, Shares in order to comply in whole or in part with any applicable law. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

If there is a subsequent offering period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the subsequent offering period.

In all cases (including during the subsequent offering period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

(i) the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares (a “Book-Entry Confirmation”) (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase;

(ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

(iii) any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during the subsequent offering period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept payment for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights described in Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any extension of the Offer or any delay in making such payment.

If any Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if share certificates are submitted for more Shares that are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the share certificates representing tendered Shares must be received by the Depositary at this address or (B) Shares must be tendered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any subsequent offering period, if one is made available), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 2 and 3 to the Letter of Transmittal for more information. If the share certificates representing the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or share certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered share certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the share certificates, with the signatures on the share certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 2 and 3 to the Letter of Transmittal for more information.

Guaranteed Delivery. If a stockholder desires to tender Shares under the Offer and such stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date, as provided below; and

(iii) the share certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered to the Depositary by hand or transmitted by telegram, facsimile transmission or mail, and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) share certificates representing the tendered Shares or a Book-Entry Confirmation of a book-entry transfer of the tendered Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time and will depend upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a Book-Entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. The stockholder has the responsibility to cause the Letter of Transmittal and any other documents to be timely delivered.

Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, without any effect on the rights of such other stockholders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Parent, Purchaser or any of its affiliates or assigns, if any, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to (i) the Shares tendered by such stockholder and accepted for payment by Purchaser and (ii) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company’s stockholders, and Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

Other Requirements. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (A) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (B) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding. See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

4. WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after April 11, 2008; provided, however, that there will be no withdrawal rights during a subsequent offering period (if one is made available).

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If Parent and Purchaser extend the Offer, or if Purchaser is for any reason delayed in its acceptance for payment of, or is unable to purchase, Shares validly tendered under the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

CIRCULAR 230 ADVISORY: Any discussion of tax matters contained in this Offer to Purchase is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under U.S. federal tax law. This Offer to Purchase was written to support the promotion or marketing of the Offer and the Merger. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a general discussion of certain U.S. federal income tax consequences of the Offer and the Merger. This discussion is limited to stockholders who hold their Shares as capital assets for U.S. federal income tax purposes and who will not own any Shares (directly, indirectly or through attribution) after the completion of the Offer and the Merger (such stockholders, the “Stockholders”). This discussion does not consider the specific facts or circumstances that may be relevant to a particular Stockholder or any U.S. state and local or non-U.S. tax consequences of the Offer or the Merger. This discussion does not address the U.S. federal income tax consequences to a Stockholder that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not address special situations, such as the following:

•

tax consequences to Stockholders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding Shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction; and

•	tax consequences to partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) or to persons who hold Shares through a partnership or similar pass-through entity.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors regarding the specific tax consequences to them of the Offer and the Merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Stockholders of the Company should consult their own tax advisors regarding the specific tax consequences to them of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

In General. The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and, as a result, a Stockholder will recognize gain or loss equal to the difference between the amount of cash received in connection with the Offer or the Merger and the aggregate adjusted tax basis in the Shares tendered by such Stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss recognized by such Stockholder will be a capital gain or loss, which will be long-term capital gain or loss if such Stockholder’s holding period for the Shares exceeds one year. The use of capital losses for U.S. federal income tax purposes is limited.

Backup U.S. Federal Income Tax Withholding. Under U.S. federal income tax laws, payments made in connection with the Offer and the Merger may be subject to “backup withholding” at a rate of 28% unless a Stockholder holding Shares:

•	timely provides a correct taxpayer identification number (which, for an individual Stockholder, is the Stockholder’s social security number) and any other required information, or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

To prevent backup withholding on payments made in connection with the Offer or the Merger, each Stockholder must timely provide the Depositary with his or her correct taxpayer identification number and certify under penalties of perjury that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute IRS Form W-9 included in the Letter of Transmittal. Stockholders of the Company should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption. See Instructions 6 and 7 and the section entitled “Important Tax Information” of the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld from a Stockholder under the backup withholding rules described above will be allowed a refund or a credit against such Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

6. PRICE RANGE OF THE SHARES

The Shares are listed and traded principally on the Nasdaq Global Market (the “Nasdaq Market”) under the symbol “ADBL.” The following table sets forth, for the periods indicated, the reported high and low closing prices for the Shares on the Nasdaq Market as reported by Bloomberg, L.P.:

	High	Low
Year Ended December 31, 2006:
First Quarter	$13.31	$9.03
Second Quarter	12.05	8.27
Third Quarter	9.22	6.85
Fourth Quarter	8.56	7.07
Year Ended December 31, 2007:
First Quarter	11.22	7.00
Second Quarter	11.28	8.99
Third Quarter	11.95	8.75
Fourth Quarter	14.22	8.79
2008:
First Quarter (through January 30, 2008)	9.33	7.59

On January 30, 2008, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per Share on the Nasdaq Market was $9.33 per Share. According to the Company, as of January 30, 2008, the number of holders of record of the Shares was 182.

Stockholders are urged to obtain a current market quotation for the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMPANY’S SHARES; NASDAQ DELISTING; EXCHANGE ACT REGISTRATION

Effects of the Offer on the Market for the Company’s Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Delisting. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Market. According to the Nasdaq Market’s published guidelines, the Nasdaq Market would consider delisting the Shares if, among other things, (i) the number of publicly held Shares falls below 750,000, (ii) the total number of beneficial holders of round lots of 100 Shares or more falls below 400, (iii) the market value of publicly held Shares is less than $5 million for a period of 30 consecutive business days, (iv) there are fewer than two active and registered market makers in the Shares for a period of 10 consecutive business days, (v) the bid price for the Shares is less than $1 for a period of 30 consecutive business days, or (vi) (a) the company has shareholders’ equity of less than $10 million, (b) the market value of the Company’s listed securities is less than $50 million for a period of 10 consecutive business days, (c) the Company’s total assets or total revenues for the most recently completed fiscal year or two of the last three most recently completed fiscal years are less than $50 million, and (d) there are fewer than four active and registered market makers in the Shares for a period of 10 consecutive business days. As of January 30, 2008, there were 24,372,756 Shares outstanding. According to the Company, as of January 30, 2008, the outstanding Shares were held by 182 holders of record. If, as result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq Market for continued listing and such Shares are either no longer eligible for the Nasdaq Market or are delisted from the Nasdaq Market altogether, the market for the Shares could be adversely affected.

If the Nasdaq Market delisted the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the New York Stock Exchange or other sources. The extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Neither Parent nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the Nasdaq Marketplace Rules, which means that the Company would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating/Corporate Governance and Compensation Committee of the Company Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect Purchaser to elect “controlled company” status following completion of the Offer.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As such, the Shares are subject to the rules, laws and regulations of 15 U.S.C. 78g. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on the Nasdaq Market and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” for more information. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the Nasdaq Market.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

Except as specifically described herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be reviewed in conjunction with the more comprehensive financial and other information contained in such reports and other publicly available information. None of Parent, Purchaser or any of their affiliates has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents or records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent, Purchaser or their affiliates.

General. The Company is a Delaware corporation with its principal executive offices located at 1 Washington Park-16th Floor, Newark, New Jersey 07102-3116. The telephone number of the Company is (973) 820-0400. The Company was organized under Delaware law in 1995. The Company is an Internet provider of spoken audio entertainment, information, and educational programming.

Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office located at 3 World Financial Center, Room 4-300, New York, New York 10281-1022. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Company maintains an Internet website at www.audible.com that investors and interested parties can access, free of charge, to obtain copies of all reports, proxy and information statements and other information that the Company submits to the SEC. The Company updates its Internet website as soon as practicable after the

Company electronically files such materials with, or furnishes such materials to, the SEC. This information includes, without limitation, copies of the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

Certain Preliminary Financial Information. In connection with the due diligence review of the Company by Parent and Purchaser, on January 20, 2008, the Company provided to Parent and Purchaser updated preliminary financial results for the Company and its consolidated subsidiaries for the three months ended December 31, 2007, including preliminary revenues, adjusted EBITDA, net income and total numbers data for such period; the Company updated this information and furnished it to Parent on February 7, 2008, together with certain additional preliminary information relating to Company’s operations for the three months ended December 31, 2007, including total and Basic/Value Audible Listener® Members, subscriber acquisition cost, monthly churn and new subscriber additions data for such period (the foregoing information furnished to Parent on January, 20, 2008 and February 7, 2008 is collectively referred to as the “Preliminary Financial Information”). A summary of the Preliminary Financial Information is set forth below.

The Preliminary Financial Information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants, or generally accepted accounting principles. The Preliminary Financial Information is being included in this Offer to Purchase not to influence your decision whether to tender your shares in the Offer, but rather because it was made available by the Company to Parent and Purchaser.

The Preliminary Financial Information does not include any information or notes required to be included in interim financial statements. The review of the preliminary financial information by the Company’s independent accounting firm as required by Statement of Auditing Standards 100 has not been completed. Furthermore, the Preliminary Financial Information is subject to other matters that may arise in the course of the Company’s accounting review. The Preliminary Financial Information has not been audited and is therefore subject to revision, which might be material. There can be no assurance that the Preliminary Financial Information will be consistent with final audited information, which may vary materially from the information set forth below.

The Preliminary Financial Information does not contain all of the disclosures that would otherwise be required under generally accepted accounting principles.

None of the Company, Parent, Purchaser or their respective affiliates, advisors, representatives nor any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect events that may result in this information being in error.

The Preliminary Financial Information should be read together with the historical financial statements of the Company, which may be obtained in the manner described above under “Available Information.”

PRELIMINARY FINANCIAL INFORMATION

THREE MONTHS ENDED DECEMBER 31, 2007

(in thousands, except per subscriber data and percentages)

	Revenues	Adjusted EBITDA (1)(2)	Net Income (3)	Total Members (4)	Basic/Value Members (5)	Subscriber Acquisition Cost (per subscriber)	Monthly Churn	New Subscriber Additions
Furnished to Parent on January 20, 2008	$31,100	$3,258	$4,279	Not provided	Not provided	Not provided	Not provided	Not provided
Furnished to Parent on February 7, 2008	$31,134	$3,186	$3,989	457	133	$45	3.5%	71

(1)	Excludes stock-based compensation.

(2)	EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized financial measure under the U.S. generally accepted accounting principles (“GAAP”). Information on EBITDA has been provided because it is commonly used as a measure of operating performance in the industry in which the Company operates. The Company’s management believes that, when viewed together with the Company’s other financial results set forth herein and the accompanying reconciliation, EBITDA provides a more complete understanding of factors and trends affecting the Company’s ongoing business and operations. EBITDA should be considered in addition to, but not in lieu of, other measures of liquidity, profitability, and cash flows. Additionally, this financial measure may not be comparable to similarly captured measures reported by other companies.

(3)	Net income for the three months ended December 31, 2007 includes $3,148 from the non-operating sale of New Jersey state income tax losses. This compares favorably to $769 from a similar sale in the three months ended December 31, 2006.

(4)	Number of Gold and Platinum monthly fee AudibleListener® Members plus Basic/Value AudibleListener® Members at the end of the applicable period.

(5)	Number of AudibleListener® Members at the end of the applicable period who pay a $9.95 annual fee for the right to purchase titles on an à la carte basis at a discount.

RECONCILIATION OF EBITDA TO NET INCOME

($) in thousands	Version Furnished by Parent on January 20, 2008 Three Months Ended December 31, 2007	Version Furnished by Parent on February 7, 2008 Three Months Ended December 31, 2007
Net income (loss)	$4,279	$3,985
Add back:
Stock-based compensation	1,617	1,617
Depreciation and amortization	1,354	1,354
Loss on equity investment	93	—
Asset impairment	—	—
Income tax expense	—	13
Less:
Interest income, net	(937)	(942)
State income tax benefit	(3,148)	(3,148)

Non-GAAP adjusted EBITDA	$3,258	$3,186

Certain Internal Projections and Forecasts. The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Parent, on December 7, 2007, the Company provided to Parent non-public internal financial forecasts regarding its anticipated future operations for the fiscal years ending December 31, 2008 and December 31, 2009 (collectively, the “Internal Financial Forecasts”), as well as for the fiscal year ended December 31, 2007 and the three-month period then ended (which were subsequently superseded by the Preliminary Financial Information). A summary of the Internal Financial Forecasts is set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Internal Financial Forecasts are being included in this Offer to Purchase not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Parent.

These Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, increased competition among providers of audio content; adverse reactions to the Offer and the Merger by the Company’s customers, suppliers and strategic partners; the failure to retain key management and technical personnel of the Company; fluctuations in demand; cost and ability to license or produce compelling audio content; fluctuations in supply of electronic listening devices by manufacturers; the failure to develop competitive products; technological capacity constraints; potential damages if there has been unauthorized reproduction of content; potential delays in recognizing revenue if subscribers fail to use their audio credits on a timely basis; and other risks described in the Company’s report on Form S-3/A filed with the SEC on December 13, 2007. In addition, the Internal Financial Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Offer to Purchase should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. None of Parent nor Purchaser, nor, to the knowledge of Parent or Purchaser, the Company, intends to make publicly available any update or other revisions to the Internal Financial Forecasts. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Internal Financial Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

The Internal Financial Forecasts should be read together with the historical financial statements of the Company, which may be obtained in the manner described above under “Available Information.”

INTERNAL FINANCIAL FORECASTS

	Revenues	Total Revenue Growth	Expenses	Adjusted EBITDA(1)	Total Members(2)	Basic/Value Members(3)	Subscriber Acquisition Cost (per subscriber)	Monthly Churn	New Subscriber Additions
Year Ending December 31, 2008	$139,379	28.0%	$122,570	$16,809	470	63	$50	3.0%	285
Year Ending December 31, 2009	$174,384	25.1%	$144,016	$30,369	534	40	$55	2.7%	263

(1)	Excludes stock-based compensation.
(2)	Number of Gold and Platinum monthly fee AudibleListener® Members plus Basic/Value AudibleListener® Members at the end of the applicable period.
(3)	Number of AudibleListener® Members at the end of the applicable period who pay a $9.95 annual fee for the right to purchase titles on an à la carte basis at a discount.

9. CERTAIN INFORMATION CONCERNING PARENT, PURCHASER AND THEIR AFFILIATES

Parent is a Delaware corporation incorporated on May 28, 1996, with principal executive offices located at 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144-2734. The telephone number of the principal executive offices of Parent is (206) 266-1000. Parent opened on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection. Parent seeks to be Earth’s most customer-centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer its customers the lowest possible prices. Parent and other sellers offer millions of unique new, refurbished and used items in categories such as books, movies, music & games, digital downloads, electronics & computers, home & garden, toys, kids & baby, grocery, apparel, shoes & jewelry, health & beauty, sports & outdoors, tools, auto & industrial. Amazon Web Services provides Parent’s developer customers with access to in-the-cloud infrastructure services based on Amazon’s own back-end technology platform, which developers can use to enable virtually any type of business. Parent and its affiliates operate websites, including www.amazon.com, www.amaxon.co.uk, www.amazon.de, www.amazon.co.jp, www.amazon.fr, www.amazon.ca, and the Joyo Amazon websites at www.joyo.cn and www.amazon.cn.

Purchaser is a Delaware corporation incorporated on August 2, 2006, with principal executive offices located at 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144-2734. The telephone number of the principal executive offices of Purchaser is (206) 266-1000. Purchaser is a direct and wholly owned subsidiary of Parent.

To date, Purchaser has not engaged in any activities other than activities incidental to its formation and the commencement of the Offer.

As of the date hereof, Purchaser beneficially owns 613,343 Shares. In addition, pursuant to the Support Agreements, Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V., Patricof Private Investment Club III, L.P. and Mr. Katz (who together beneficially own 5,883,917 Shares in the aggregate) have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Support Agreements. See Section 13 entitled “Transaction Documents” of this Offer to Purchase for more information.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Purchaser and its affiliates are set forth in Schedule I hereto. None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Purchaser, or, to the knowledge of Purchaser, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser or its affiliates, or, to the knowledge of Purchaser or its affiliates, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days. On February 8, 2008, Amazon.com NV Investment Holdings, Inc., a Nevada corporation and an affiliate of Purchaser and Parent, transferred 613,343 Shares to Purchaser.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as described in Section 11 entitled “Background of the Offer; Contacts with the Company” of this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10. SOURCE AND AMOUNT OF FUNDS

Parent expects that approximately $300 million will be required to consummate the Offer and the Merger and to pay related fees and expenses. Purchaser expects to fund the purchase price and related fees and expenses with funds provided by Parent to Purchaser.

Parent and Purchaser do not anticipate the need to seek alternate or additional sources of funding. Consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is not conditioned upon any financing arrangements.

11. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

The information set forth below regarding the Company was provided by the Company. None of Purchaser, Parent or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Parent or their affiliates did not participate.

Background of the Transaction. Over the past several years, the Company and Parent have from time to time engaged in discussions concerning Parent’s potential acquisition of, investment in or commercial relationship with the Company. However, these discussions have not previously led to a definitive agreement for a strategic business relationship.

On July 12, 2007, Donald R. Katz, Chief Executive Officer of the Company, and Jeffrey P. Bezos, the President and Chief Executive Officer of Parent, had a discussion regarding the status of each company’s business. Mr. Katz discussed with Mr. Bezos whether Amazon would have an interest in purchasing the Shares held by private investment funds affiliated with Apax Partners (the “Apax Funds”). Later that day, Tom Kuhn of Allen & Company mentioned to Mr. Bezos the possibility of a larger strategic business relationship.

On July 20, 2007, Mr. Katz met with Mr. Kessel, Senior Vice President of Worldwide Digital Media at Parent, to discuss the possibility of Parent’s acquiring the Shares held by the Apax Funds and to discuss other potential strategic business relationships between Parent and the Company.

On August 6, 2007, Mr. Katz engaged in a telephone conversation with Jeffrey Blackburn, Senior Vice President of Business Development of Parent, and Peter Krawiec, Vice President of Corporate Development of Parent, to discuss the possibility of an acquisition of the Company by Parent.

On August 13, 2007, the Company executed a Non-Disclosure Agreement with Parent to facilitate Amazon’s due diligence review in connection with a possible acquisition of the Company. Subsequently, the companies engaged in further conversations regarding a possible acquisition and Parent’s due diligence process with respect to the Company.

On October 18, 2007, Mr. Katz met with Messrs. Bezos, Kessel and Krawiec at Parent’s headquarters in Seattle, Washington. During the meeting, the parties discussed the possibility of Parent acquiring the Shares held by the Apax Funds as well as a possible business combination of the Company and Parent.

From October 19, 2007 to December 2, 2007, representatives of the Company, Allen & Company and Parent engaged in further telephonic discussions relating to the possibility of further negotiations regarding a possible acquisition. During this period, the parties also discussed the due diligence process in connection with a possible acquisition. In these discussions, the Company indicated to Parent that the Company was unwilling to give Parent full due diligence access until Parent made a formal proposal at an acceptable price.

On December 1, 2007, Mr. Katz sent e-mail correspondence to Messrs. Krawiec and Kessel, discussing the potential synergies involved in a business combination of the Company and Parent.

On December 3, 2007, William H. Mitchell, Chief Financial Officer of the Company, engaged in a telephone conversation with a member of Parent’s Corporate Development department regarding the Company’s historical business model and growth.

On December 7, 2007, Mr. Mitchell sent e-mail correspondence to a member of Parent’s Corporate Development department, containing certain financial projections of the Company.

During the period from December 18, 2007 to December 26, 2007, the Company continued to respond to Parent’s specific due diligence inquiries but remained unwilling to provide full due diligence access to Parent until a formal proposal was made at an acceptable price.

On December 27, 2007, Mr. Krawiec called Mr. Katz to inform him that Parent’s management had authorized an offer to acquire the Company at a price of $11.00 per Share.

On December 27, 2007 and December 28, 2007, Mr. Katz held informal conversations with the Company Board to discuss Parent’s proposal to purchase all the outstanding Shares for $11.00 per Share.

On December 28, 2007, Mr. Katz informed Mr. Krawiec by telephone that the Company Board did not consider the $11.00 per share proposal adequate. Mr. Katz further informed Parent that the Company Board would be receptive to recommending to the stockholders of the Company a firm proposal with a per Share price of $11.50, and upon receipt of such a proposal would allow commencement of a full due diligence review of the Company by Parent.

During the period from December 29, 2007 to December 31, 2007, Mr. Katz and Mr. Krawiec engaged in a number of telephone conversations and email communications, in which Mr. Krawiec indicated that Parent might be willing to consider increasing its offer by up to $0.50 per share if justified by the result of Parent’s due diligence review of the Company and the Company’s fourth quarter financial performance.

In late December 2007, Mr. Kuhn engaged in a number of telephone conversations with Jeffrey Sechrest of Lazard Frères & Co. LLC (“Lazard”), Parent’s financial advisor, to discuss the offer price and the transaction process.

On January 4, 2008, Mr. Krawiec telephoned Mr. Katz and agreed to increase the offer price to $11.50 per Share. Mr. Krawiec indicated that the price of $11.50 per Share was subject to confirmatory due diligence of the Company, which would include meetings with management of the Company. On January 5, 2008, Mr. Kuhn telephoned Mr. Sechrest and orally confirmed the offer price of $11.50 per Share.

Between January 3, 2008 and January 30, 2008, numerous discussions occurred among representatives of Debevoise & Plimpton LLP (“Debevoise & Plimpton”), Parent’s legal counsel, and DLA Piper US LLP (“DLA Piper”), the Company’s outside legal counsel. These discussions related to the structure of the transaction, the scope of the representations, warranties and covenants contained in the Merger Agreement, the conditions under which Parent would be obligated to close the Offer, the ability of the Company Board to withdraw its recommendation of the Offer and the Merger and the obligation of the Company to pay, under certain circumstances, Parent’s transaction expenses and a termination fee.

Between January 7, 2008 and January 18, 2008, representatives of Parent, Debevoise & Plimpton and PricewaterhouseCoopers LLP, Parent’s tax advisors, conducted a due diligence review of the Company in a data room maintained at the offices of DLA Piper, located at 1251 Avenue of the Americas, New York, NY 10020.

On January 10, 2008, Debevoise & Plimpton delivered to Dechert LLP, counsel to the Apax Funds, a draft tender and support agreement among Parent and such investment funds. The draft tender and support agreement contemplated, among other things, that the Apax Funds would agree to tender their Shares into the Offer.

On January 13, 2008, Debevoise & Plimpton, on behalf of Parent, delivered a draft merger agreement to DLA Piper, on behalf of the Company. The draft merger agreement contemplated, among other things, a two-step transaction in which Parent would commence a tender offer for all of the outstanding Shares, followed by a merger in which all remaining stockholders of the Company, other than those exercising appraisal rights, would receive the same consideration. The purchase of Shares tendered pursuant to the Offer would be conditioned upon the receipt by Parent of a majority of the outstanding Shares.

On January 15, 2008, representatives of Parent, Debevoise & Plimpton, Lazard and DLA Piper attended a management presentation given by representatives of the Company at the offices of DLA Piper. The management presentations included a summary of the Company’s business strategy, historical financial performance and projected financial performance.

On January 16, 2008, representatives of Parent attended further management presentations given by representatives of the Company in Newark, New Jersey. The presentations included a description of the technical capabilities of the Company’s network and website, as well as follow-up questions and discussions relating to the January 15, 2008 management presentation and Parent’s due diligence process.

On January 22, 2008, Debevoise & Plimpton delivered to DLA Piper a draft tender and support agreement between Parent and Donald R. Katz. The draft tender and support agreement contemplated, among other things, that Mr. Katz would agree to tender his Shares into the Offer.

On January 29, 2008, the Board of Directors of Parent adopted resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

On January 30, 2008, the Company Board adopted resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommending to the stockholders of the Company that they accept the Offer and tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

On the evening of January 30, 2008, the Company, Parent and Purchaser executed the Merger Agreement. Simultaneously with the execution of the Merger Agreement, Mr. Katz and the Apax Funds entered into the Support Agreements with Parent, obligating them, among other things, to tender their Shares into the Offer.

On the morning of January 31, 2008, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Parent.

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

Purpose. The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire common equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly thereafter as practicable. The Offer is being made pursuant to the Merger Agreement.

Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering holders of Shares also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

Approval. Under the Delaware General Corporation Law (the “DGCL”), the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares may be required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement, the Merger and the other transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the Shares.

Short-Form Merger. Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation that, absent the procedure for a short-form merger under Section 253 of the DGCL, would be entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such subsidiary corporation. If Purchaser becomes the owner, pursuant to the Offer, the exercise of the Top-Up Option (as defined in Section 13 entitled “Transaction Documents”) or otherwise, of at least 90% of the outstanding Shares, Parent and Purchaser will be able to effect, and will be required to effect, the Merger without a vote of the Company’s stockholders.

Stockholder Meeting. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that if a stockholders’ meeting is convened, the Company Board will recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Purchaser, Parent or any of their affiliates, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. Assuming Purchaser becomes the owner of a majority of the Shares as a result of the Offer, Parent is entitled to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the boards of directors of the Company and its subsidiaries. Parent currently intends to designate Jeffrey Blackburn, Michael George, Steven Kessel and Peter Krawiec to serve as directors of the Company following the consummation of the Offer. Parent expects that such representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. See Section 13 entitled “Transaction Documents” of this Offer to Purchase.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Purchaser and Parent believe, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Acceptance Time (as defined in Section 13 entitled “Transaction Documents”) at the same per share price as paid in the Offer.

Plans for the Company. Except as otherwise described in this Section 12, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are conducted currently. Parent will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Parent will take such actions as it deems appropriate in light of the circumstances that then exist.

Extraordinary Corporate Transactions. Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

13. TRANSACTION DOCUMENTS

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchaser have filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth under “Available Information” in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

The description of the Merger Agreement has been included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties made by and to the Company, Parent and Purchaser as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer not later than February 13, 2008. The Offer will be conducted on the terms and subject to the conditions described in Section 1 entitled “Terms of the Offer” and Section 15 entitled “Certain Conditions to the Offer” of this Offer to Purchase.

The Company has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that will comply in all material respects with the provisions of all applicable federal securities laws. The Company has also agreed to take all necessary steps to disseminate the Schedule 14D-9 to the stockholders of the Company, together with this Offer to Purchase and other related documents, after the commencement of the Offer and, to the extent practicable, to cooperate with Parent and Purchaser in mailing or otherwise disseminating the Schedule 14D-9 with the Schedule TO and other appropriate documents relating to the Offer to the holders of Shares.

Directors. The Merger Agreement provides that, upon the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”), Parent will be entitled to designate a number of directors of the Company that is equal to the product of the total number of directors of the Company (including the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (disregarding any unvested and unexercisable options to purchase stock of the Company, warrants and all other unvested rights to acquire Shares).

Top-Up Option. Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates at the time of exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to be merged with and into the Company pursuant to Section 253 of the DGCL at a price per Share equal to the Offer Price.

The Top-Up Option may be exercised by Purchaser once or multiple times at any time and from time to time after the Acceptance Time and prior to the earlier to occur of (i) the effective time of the Merger (the “Effective Time”) and (ii) the termination of the Merger Agreement pursuant to its terms, subject to certain conditions set forth in the Merger Agreement. The purchase price for the Top-Up Option Shares will be payable by Purchaser by delivery of, at its option, (a) immediately available funds by wire transfer, (b) a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares and due six months after the closing of the purchase of the Top-Up Option Shares by Purchaser, or (c) any combination thereof. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Purchaser’s ownership of a majority of outstanding Shares following completion of the Offer.

Effective Time; Structure; Effects. On the terms and subject to the conditions set forth in Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will merge with and into the Company, whereupon the separate corporate existence of Purchaser will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger and a subsidiary of Parent.

The closing of the Merger will take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York on the second business day after the satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), or at such other place, date and time as the Company and Parent may agree in writing.

The Company has agreed to cause a certificate of merger to be filed with the Secretary of State of the State of Delaware on the closing date of the Merger (the “Closing Date”). The Merger will become effective at such time as the certificate of merger has been filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Purchaser in writing and specified in the certificate of merger in accordance with the DGCL.

If, following the Acceptance Time and the expiration of any subsequent offering period or the closing of the purchase of the Top-Up Option Shares, Parent or any direct or indirect subsidiary of Parent owns at least 90% of the outstanding Shares, the parties to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, have agreed take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable thereafter, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

Conversion of Securities. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than any Shares owned by the Company, Parent, Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time) will be canceled and will automatically be converted into the right to receive, in cash, an amount per share equal to the Offer Price, without interest thereon (the “Merger Consideration”), subject to any applicable withholding taxes, upon surrender of the certificate representing such Shares; provided that the Merger Consideration payable in respect of any such Shares that, at the Effective Time, were unvested Company Restricted Stock (as defined below) shall be converted into shares of common stock of Parent as set forth below.

Stock Options. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Parent will assume each then outstanding option to purchase Shares granted pursuant to a benefit plan of the Company. Prior to the Effective Time, Parent will determine the ratio (the “Company Option Ratio”) of (i) the exercise price for a Share subject to each option (a “Company Stock Option”) to purchase Shares granted pursuant to a benefit plan of the Company (the “Company Exercise Price”) to (ii) the Offer Price. Parent will also determine the product of (i) the remainder of (A) the Offer Price minus (B) the Company Exercise Price, multiplied by (ii) the number of Shares subject to such Company Stock Option (such product hereinafter called the “Company Option Spread”). Parent will establish the exercise price to purchase a share of common stock of Parent (the “Parent Exercise Price”) under each assumed option such that the ratio of (i) the Parent Exercise Price to (ii) the average closing price of a share of common stock of Parent for the five trading days ending on the trading day immediately prior to the Effective Time (the “Parent Closing Value”) is equal to the Company Option Ratio. Parent will determine the number of shares of common stock of Parent subject to each assumed Company Stock Option by dividing (i) the Company Option Spread by (ii) the remainder of (A) the Parent Closing Value minus (B) the Parent Exercise Price. However, if the Company Option Spread is zero, the number of shares of common stock of Parent subject to each assumed Company Stock Option shall equal the Offer Price multiplied by the number of shares of Company Common Stock subject to such Company Stock Option and divided by the Parent Closing Value. In addition, any fractional share of common stock of Parent resulting from such quotient shall be cashed out based on the Parent Closing Value and taking into account the applicable portion of the Parent Exercise Price related thereto. Each assumed Company Stock Option will be deemed vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested immediately prior to the Effective Time, except to the extent such Company Stock Option by its written terms as set forth in the relevant option agreement as in effect immediately prior to the execution of the Merger Agreement provides for acceleration of vesting by reason of the transactions contemplated by the Merger Agreement. Each assumed Company Stock Option will otherwise continue to have, and be subject to, the same terms and conditions as in effect immediately prior to the Effective Time.

Restricted Stock Units. Prior to the Effective Time, the Company will amend any agreement evidencing the grant of any restricted stock unit granted pursuant to a benefit plan of the Company (a “Company Restricted Stock Unit”) that would provide for the acceleration of vesting of more than 50% of the unvested portion of a Company Restricted Stock Unit by reason of the transactions contemplated by the Merger Agreement to provide that only 50% of any unvested portion of such Company Restricted Stock Unit would be subject to accelerated vesting by reason of the transactions contemplated by the Merger Agreement.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each then outstanding Company Restricted Stock Unit that (i) has become vested on or before the Closing Date by its written terms as set forth in the relevant award agreement as in effect immediately prior to the date of the Merger Agreement and as amended by the Company as set forth above and (ii) has not been settled as of the Closing Date shall be converted into the right to receive the Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each such vested Company Restricted Stock Unit shall cease to be outstanding and shall be canceled, and any award agreement (or portion thereof) evidencing the grant of any such Company Restricted Stock Unit shall thereafter represent only the right to receive the Merger Consideration with respect to the Company Restricted Stock Units formerly represented thereby.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Parent will assume each then outstanding Company Restricted Stock Unit that has not become vested on or before the Closing Date by its written terms as set forth in the relevant award agreement as in effect immediately prior to the date of the Merger Agreement and as amended by the Company as set forth above, such that any holder of such assumed Company Restricted Stock Units will have the right to receive at the time and subject to the terms and conditions specified in the relevant award agreement as in effect immediately prior to the date of the Merger Agreement and as amended by the Company as set forth above that number of shares of common stock of Parent equal to the quotient of (i) the Offer Price, multiplied by the number of Shares subject to such award agreement, divided by (ii) the Parent Closing Value. However, any fractional share of common stock of Parent resulting from such quotient shall be cashed out based on the Parent Company Value. Each assumed Company Restricted Stock Unit will otherwise continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time and as amended by the Company as set forth above.

Company Restricted Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the Merger Consideration payable in respect of each then outstanding share of restricted stock granted pursuant to a benefit plan of the Company (“Company Restricted Stock”) that has not become vested on or before the Effective Time by its written terms as set forth in the relevant award agreement, shall be reinvested in that number of shares of common stock of Parent based upon a formula set forth in the Merger Agreement. By virtue of such reinvestment, immediately following the Effective Time, the rights of each holder of any such Company Restricted Stock will be converted into rights in respect of the number of shares of common stock of Parent determined pursuant to the Merger Agreement, and such shares of common stock of Parent will be subject to the same terms and conditions as were in effect with respect to such Company Restricted Stock immediately prior to the Effective Time.

Warrants. As of the Effective Time, each warrant to acquire Shares (each, a “Warrant”), other than any Warrants held by Parent and its wholly owned subsidiaries (the “Excluded Warrants”) (which Excluded Warrants will terminate as of the Effective Time), shall be converted into the right to receive, in lieu of the Shares immediately issuable upon exercise of the Warrant, the Merger Consideration which the Shares issuable upon exercise of such Warrant would be entitled to receive at the Effective Time had the Warrant been exercised immediately prior thereto, minus the exercise price of such Warrant.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Purchaser and Parent, and representations and warranties made by Purchaser and Parent to the Company, and such representations and warranties may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties that the Company made are qualified by confidential disclosure schedules that the Company delivered to Purchaser and Parent concurrently with the signing of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Company’s representations and warranties relate to, among other things, the following matters:

•	the Company and its subsidiaries’ proper organization, good standing and qualification to do business;

•	the Company’s subsidiaries and the Company’s equity interests in such subsidiaries;

•

the Company’s capitalization, including in particular the number of Shares (including restricted Shares), shares of preferred stock of the Company, stock options, Warrants and other equity-based interests;

•	the Company’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against the Company;

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the possible required vote of the Company’s stockholders that may be required to approve and adopt the Merger Agreement and to approve the Merger in circumstances where a short-form merger is not possible;

•	the required consents and approvals of governmental entities and other third parties in connection with the transactions contemplated by the Merger Agreement;

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the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and the transactions contemplated by the Merger Agreement;

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the timeliness of the Company’s SEC filings and compliance with requirements of the Exchange Act or the Securities Act and the rules and regulations promulgated thereunder, since January 1, 2005, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the consolidated financial position of the Company and its subsidiaries, including certain financial statements;

•	the number of subscribers and non-subscriber customers of the Company as of September 20, 2007 and December 31, 2007;

•

the accuracy and compliance with applicable securities law of the information supplied by the Company for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	the absence of certain changes since September 30, 2007;

•	legal proceedings and governmental orders;

•	compliance with applicable legal requirements and permits;

•	the implementation and maintenance of internal disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	tax matters;

•	title to real property and the absence of liens;

•	absence of undisclosed brokers’ fees;

•	matters relating to employee benefit plans;

•	employment and labor matters affecting the Company or its subsidiaries;

•	intellectual property;

•	material contracts and performance of obligations thereunder;

•	the absence of certain outstanding indebtedness;

•	environmental matters;

•	insurance;

•	warranty and product liability claims;

•	privacy guidelines and policies;

•	the receipt by the Company of an opinion from Allen & Company, the Company’s financial adviser, as to the fairness of the Offer Price to holders of the Shares from a financial point of view;

•	absence of certain interested-party transactions and undisclosed interests of the Company’s officers and directors; and

•	compliance with Rule 14d-10(d) promulgated under the Exchange Act.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, change, circumstance or effect that individually or in the aggregate is or is reasonably likely to be materially adverse to (i) the business, assets (including intangible assets), liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, other than any event, change, circumstance or effect relating (a) to the economy or financial markets in general and (b) to changes in the industries in which the Company operates; provided that the effect of the changes in clauses (a) and (b) above shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on the Company; or (ii) the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement also contains various representations and warranties made by Purchaser and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	Parent and Purchaser’s organization, valid existence and good standing;

•	Parent and Purchaser’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement as against Purchaser and Parent;

•	required consents and approvals of governmental entities and other third parties in connection with the consummation of the Offer and the Merger;

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the absence of any violation of or conflict with Parent and Purchaser’s governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;

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the accuracy and compliance with applicable securities law of the information supplied by Parent or Purchaser for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement; and

•	absence of undisclosed brokers’ fees, other than certain fees payable to Lazard.

Some of the representations and warranties of Parent and Purchaser are qualified by a “Parent Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Parent Material Adverse Effect” means any event, change, circumstance or effect that individually or in the aggregate is or is reasonably likely to be materially adverse to the ability of Parent to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

The representations and warranties of each of the parties contained in the Merger Agreement will expire upon the Effective Time.

Conduct of Business Pending the Merger. Under the Merger Agreement, the Company has agreed that, unless Parent otherwise consents in writing or subject to certain exceptions, between the date of the Merger Agreement and prior to the Effective Time:

•	the Company will conduct its business in the ordinary course consistent with past practice;

•

the Company will use all commercially reasonable efforts to (i) preserve intact its business organization and goodwill and any material relationships with customers, suppliers and others having business dealings with it, (ii) keep available the services of its current officers and key employees on terms and conditions substantially comparable to those in effect upon the execution of the Merger Agreement and (iii) maintain its current rights and franchises.

The Company has also agreed that during the same time period, the Company will not, and will not permit any of its subsidiaries to (unless Parent otherwise consents in writing or subject to certain exceptions):

•	adopt or propose any change in its charter, by-laws or other comparable organizational documents;

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(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for dividends or distributions by wholly owned subsidiaries of the Company, (ii) split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests;

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issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), other than (A) issuances of Shares upon the exercise of Company Stock Options in accordance with their present terms, (B) issuances by a wholly owned subsidiary of the Company of capital stock to such subsidiary’s parent or another wholly owned subsidiary of the Company, or (C) issuances or grants of equity-based awards to new hires in the ordinary course of business consistent with past practice;

•	merge or consolidate with any other person or acquire a material amount of the assets or equity of any other person;

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sell, lease, license, subject to a lien (other than certain permitted liens), encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a subsidiary of the Company) except (i) non-exclusive licenses to use intellectual property of the Company granted in connection with agreements with content suppliers or device manufacturers entered into in the ordinary course of business consistent with past practice, (ii) pursuant to existing written contracts or commitments disclosed in the Company’s confidential disclosure schedule, or (iii) in an amount not in excess of $25,000 individually or $100,000 in the aggregate;

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(i) make any loans, advances or capital contributions to, or investments in, any other person, other than by the Company or any subsidiary of the Company to or in the Company or any wholly owned subsidiary of the Company, (ii) create, incur, guarantee or assume any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of the Merger Agreement, or (iii) other than as already disclosed in the Company’s confidential disclosure schedule, make or commit to make any capital expenditure;

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amend or otherwise modify benefits under any benefit plan of the Company, accelerate the payment or vesting of benefits or amounts payable or to become payable under any benefit plan of the Company as in effect on the date of the execution of the Merger Agreement, fail to make any required contribution to any benefit plan of the Company, merge or transfer any benefit plan of the Company or the assets or liabilities of any benefit plan of the Company, change the sponsor of any benefit plan of the Company, or terminate or establish any benefit plan of the Company;

•	grant any increase in the compensation, bonus or other benefits of directors, officers, employees, consultants, representatives or agents of the Company or any of its subsidiaries;

•	enter into or amend or modify any severance, consulting, retention or employment agreement, plan, program or arrangement;

•

hire or terminate the employment or contractual relationship of any officer, employee, consultant, representative or agent of the Company or any subsidiary of the Company, as the case may be, other than hirings or terminations that, individually and in the aggregate, are not material to the Company or such subsidiary of the Company;

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settle or compromise any material action, suit, claim, proceeding, arbitration, investigation, audit or controversy (each, a “Proceeding”) or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any such material Proceeding;

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(i) make or rescind any express or deemed election relating to taxes, (ii) settle or compromise any Proceeding relating to taxes, (iii) make a request for a written ruling of a taxing authority relating to taxes, (iv) enter into a written and legally binding agreement with a taxing authority relating to taxes, or (v) except as required by applicable law, change any of its methods of reporting income or deductions for federal or state income tax purposes from those employed in the preparation of its federal or state income tax returns for the taxable year ending December 31, 2006;

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other than in the ordinary course of business consistent with past practice, (i) modify or amend in any material respect or terminate any material contract, (ii) enter into any successor agreement to an expiring material contract that changes the terms of the expiring contract in a way that is materially adverse to the Company or any of its subsidiaries taken as a whole, (iii) enter into any new agreement that would have been considered a material contract if it were entered into at or prior to the date of the Merger Agreement, (iv) modify or amend in any material respect any warranty applicable to any product of the Company or (v) modify or amend in any material respect or terminate any privacy policy applicable to the Company or any of its subsidiaries;

•

enter into or renew or extend any agreements or arrangements that limit or otherwise restrict the Company or any of its subsidiaries or any of their respective affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Parent or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

•

change any method of accounting or accounting principles or practices by the Company or any of its subsidiaries, except for any such change required by a change in generally accepted accounting principles;

•	fail to file in a timely manner any report, schedule, form, statement or other document required to be filed by it with or furnished by it to the SEC after the date of the Merger Agreement;

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terminate, cancel, amend or modify any insurance policies maintained by it covering the Company or any of its subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, or form any new subsidiary;

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take any actions or omit to take any actions that would or would be reasonably likely to (i) cause any of its representations and warranties contained in the Merger Agreement to become untrue in any material respect, (ii) result in any of the conditions to the consummation of the Merger set forth in the Merger Agreement not being satisfied, or (iii) materially impair the ability of the Company, Parent or Purchaser to consummate the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation;

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abandon, dedicate to the public, convey title to or grant licenses under (other than in the ordinary course of business consistent with past practice) any intellectual property of the Company or any trade secret owned by the Company or any of its subsidiaries; or

•	agree or commit to do any of the foregoing.

Company Recommendation. The Merger Agreement provides that the Company Board will recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser in the Offer and approve and adopt the Merger Agreement in accordance with the provisions of the DGCL and the Merger Agreement (the “Company Recommendation”), and that the Company Board will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or take any action or make any statement inconsistent with such recommendation including approving or recommending or proposing to approve or recommend a third party Takeover Proposal (as defined below) with respect to the Company or failing to recommend that stockholders tender their Shares pursuant to the Offer, other than subject to certain exceptions set forth in the Merger Agreement and further described below.

Commercially Reasonable Efforts. The Company and Parent have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. The Company and Parent have also agreed to make an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Regulatory Law (as defined below) with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other Regulatory Law in the most expeditious manner practicable.

The Company and Parent have also agreed to, to the extent permissible under applicable law or any rule, regulation or restriction of a governmental entity, use commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other governmental entity or, in connection with any proceeding by a private party, with any other person and (iv) to the extent permitted by such governmental entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of the Merger Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

The Company and Parent have also agreed that, to the extent permissible under applicable law or any rule, regulation or restriction of a governmental entity, each will use its commercially reasonable efforts to (i) obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by the Merger Agreement, (ii) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and (iii) promptly inform the other party of any communication received by such party from, or given by such party to any governmental entities.

The Company and Parent have also agreed that, if any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any Regulatory Law or if any suit is instituted by any governmental entity or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any Regulatory Law, each of the Company and the Parent will use its commercially reasonable efforts to resolve any such objections or challenge as such governmental entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that nothing contained therein shall require Parent, any of its subsidiaries or the Company to (i) dispose of any of its respective businesses, product lines, products or assets, including any investments in any other business, (ii) limit its freedom of action with respect to any of its businesses, (iii) consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, or (iv) commit or agree to any of the foregoing. The Merger Agreement also provides that nothing contained therein authorizes the Company to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Offer, the Merger or the transactions contemplated by the Merger Agreement relating to any Regulatory Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Regulatory Law.

No Solicitation of Transactions. Subject to certain exceptions described below, from and after the date of the Merger Agreement and until the termination of the Merger Agreement pursuant to its terms, the Company has agreed not to, and not to authorize or permit its subsidiaries or any of its or their respective representatives to:

•	initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal;

•

enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal; or

•

continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (i) constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (ii) requires the Company to abandon, terminate or fail to consummate the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, “Takeover Proposal” means any proposal or offer in respect of:

•

a merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction (including a joint venture or licensing arrangement with similar effect) involving the Company or any of its subsidiaries (any of the foregoing, a “Business Combination Transaction”) with any person other than Parent, Purchaser or any controlled affiliate thereof (a “Third Party”);

•

the Company’s acquisition of any Third Party in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own 15% or more of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of 15% or more of any class of its voting equity securities as consideration for assets or securities of a Third Party; or

•

any direct or indirect acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 15% or more of any class of capital stock of the Company or of 15% or more of the consolidated assets of the Company and the subsidiaries of the Company, in a single transaction or a series of related transactions.

However, prior to, but not after, the Acceptance Time, in response to a bona fide Takeover Proposal that was unsolicited and did not result from or arise in connection with a breach of the no solicitation provisions of the Merger Agreement and following a good faith determination by the Company Board by resolution duly adopted after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation that (i) failure to furnish certain information or participate in certain discussions or negotiations is reasonably likely to breach the fiduciary duty of the Company Board to the stockholders of the Company under applicable law and (ii) such Takeover Proposal would reasonably be expected to lead to a Superior Proposal, the Company may:

•

furnish information with respect to the Company and the subsidiaries of the Company to the person making such Takeover Proposal and its representatives pursuant to and in accordance with a confidentiality agreement containing terms and conditions no less restrictive than those contained in the nondisclosure agreement entered into by Parent and the Company, provided that such confidentiality agreement shall not contain any provisions that would prevent the Company from complying with its obligations to provide the disclosure to Parent required by the Merger Agreement regarding the existence of such Takeover Proposal, the identity of the person making such Takeover Proposal and the material terms and conditions of any such Takeover Proposal; and

•	participate in discussions or negotiations with such person and its representatives regarding such Takeover Proposal.

The Company has agreed to concurrently provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to the person making such Takeover Proposal or its representatives that was not previously provided or made available to Parent.

As used in the Merger Agreement, “Superior Proposal” means any bona fide written proposal or offer made by a Third Party in respect of a Business Combination Transaction involving, or any purchase or acquisition of, (i) all or substantially all of the voting power of the Company’s capital stock or (ii) all or substantially all of the consolidated assets of the Company and the subsidiaries of the Company, which Business Combination Transaction or other purchase or acquisition contains terms and conditions that the Company Board determines in good faith, by resolution duly adopted after consultation with its outside counsel and a financial advisor of nationally recognized reputation, would result in a transaction that (a) if consummated, would be more favorable to the stockholders of the Company than the Merger, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Parent to amend the terms of the Merger Agreement), and (b) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

The Company has also agreed that neither its board of directors nor any committee thereof will withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Company Recommendation or approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that may reasonably be expected to lead to, any Takeover Proposal. However, at any time prior to, but not after, the Acceptance Time, the Company Board may, in response to a Superior Proposal, withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Company Recommendation if the Company Board determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so is reasonably likely to breach its fiduciary duties to the stockholders of the Company under applicable law.

No change of Company Recommendation may be effected unless, (i) the Company Board first provides prior written notice to Parent that it is prepared to effect a change in the Company Recommendation in response to a Superior Proposal, which notice attaches the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal and (ii) Parent does not make, within five business days after receipt of such notice, a proposal that the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the stockholders of the Company as such Superior Proposal. The Company also agrees that, during the period of five business days prior to effecting a change in the Company Recommendation, the Company and its representatives will negotiate in good faith with Parent and its representatives regarding any revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Parent.

The Company has agreed that it will deliver to Parent a new written notice of Takeover Proposal with respect to each Takeover Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Takeover Proposal to the stockholders of the Company and that a new three business day period shall commence with respect to each such materially revised or modified Takeover Proposal from the time Parent receives the written notice of the Takeover Proposal with respect thereto.

The Merger Agreement does not prohibit the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Takeover Proposal or from making any disclosure to the stockholders of the Company if the Company Board determines in good faith, by resolution duly adopted after consultation with its outside counsel, that the failure to make such disclosure would breach its fiduciary duties to the stockholders of the Company under applicable law. However, neither the Company Board nor any committee thereof shall, except as expressly permitted by the Merger Agreement, withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Company Recommendation or approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal.

Employee Matters. The Merger Agreement provides that, until the first anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall provide, or cause to be provided, for those employees of the Company and the subsidiaries of the Company who continue as employees of the Company, the subsidiaries of the Company or the Surviving Corporation during the Benefits Continuation Period, compensation and employee benefits that are substantially comparable in the aggregate to those provided by the Company or the applicable subsidiary of the Company to such employees immediately before the date of the Merger Agreement (but excluding for all purposes, in each case, any Company equity-based or long-term incentive plans or arrangements). However, with respect to employees who are subject to collective bargaining or employment agreements (including change in control agreements), compensation, benefits and payments shall be provided in accordance with such agreements. In addition, during the Benefits Continuation Period, the Surviving Corporation will pay severance benefits to such Company employees in accordance with the terms of the severance plans maintained by the Company and its subsidiaries immediately prior to the date of the Merger Agreement.

The Merger Agreement provides that the Surviving Corporation will (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that an employee of the Company or any subsidiary of the Company is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant benefit plan of the Company in which such employee participated, (ii) provide each such employee with credit for any insurance and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous benefit plan of the Company prior to the Effective Time) in satisfying any applicable deductible requirements or out-of-pocket limits and (iii) recognize service prior to the Effective Time with the Company and the subsidiaries of the Company for purposes of eligibility to participate and vesting (but not for any other purpose) to the same extent such service was recognized by the Company and the subsidiaries of the Company under any similar benefit plan of the Company in which such employee participated immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

In connection with the Merger Agreement, the Company has agreed to use all reasonable efforts to consult with Parent (and consider in good faith the advice of Parent) prior to sending any notices or other communication materials to its employees or former employees. Prior to the Effective Time, the Company will provide Parent with reasonable access to such employees or former employees for purposes of Parent providing notices or other communication materials regarding Parent compensation and benefit plans. However, such notices or other communication materials must be approved in advance by the Company, which approval shall not be unreasonably withheld.

Indemnification and Insurance. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to:

•

indemnify and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the subsidiaries of the Company (in all of their capacities) (the “Indemnified Parties”) to the same extent such persons were indemnified or had the right to advancement of expenses as of the date of the Merger Agreement by the Company pursuant to the Company’s organizational documents and indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors and officers of the Company and the subsidiaries of the Company and provided to Parent prior to the date of the Merger Agreement; and

•

cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (or substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement); although the Surviving Corporation will not be required to expend more than 250% of the amount expended by the Company and its subsidiaries to maintain or procure such directors’ and officers’ insurance liability insurance and fiduciary liability insurance immediately prior to the Effective Time.

If the Surviving Corporation or any of its successors or assigns (i) consolidates or merges with or into any other corporation or entity and the Surviving Corporation is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a majority of its properties and assets, the Merger Agreement provides that Parent must make or cause to be made proper provisions so that the successors and assigns of the Surviving Corporation will assume all of the indemnification and insurance obligations set forth in the Merger Agreement for the benefit of the Indemnified Parties and have at least substantially equal financial ability as the Company (immediately prior to such transaction) to satisfy the indemnification and insurance obligations of the parties pursuant to the Merger Agreement prior to such merger, consolidation or transfer becoming effective.

Other Covenants and Agreements. The Merger Agreement contains additional agreements among the Company, Purchaser and Parent relating to, among other things:

•	the Company providing Parent and its representatives access to the Company’s properties, contracts, commitments, books and records;

•	the payment of certain fees and expenses incurred in connection with the Merger Agreement, the Merger and the Offer;

•	the development by Parent and the Company of a joint communications plan, and the issuance of press releases and public statements announcing the execution of the Merger Agreement;

•	notices of certain events, and cooperation to mitigate any adverse consequences of those events;

•	actions necessary to exempt the transactions contemplated by the Merger Agreement from the effect of any takeover statutes;

•

the opportunity for Parent to participate in the defense or settlement of stockholder litigation against the Company or its directors or officers relating to the transactions contemplated by the Offer and the Merger Agreement; and

•

the obligation of Parent and the Company to take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Merger. The obligations of the parties to complete the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following mutual conditions:

•	unless a short-form merger can be consummated, the affirmative vote of the holders of a majority of the outstanding Shares has been obtained;

•

Purchaser has accepted for payment and paid for, or caused to be accepted and paid for, all Shares validly tendered and not properly withdrawn pursuant to the Offer (including pursuant to any “subsequent offer period” provided by Purchaser pursuant to the terms of the Merger Agreement);

•

the waiting period (and any extension thereof) applicable to the Merger under the HSR Act has been terminated or has expired, any investigation opened by means of a second request for additional information or otherwise has been terminated or closed, and no action has been instituted by the DOJ or the FTC challenging or seeking to enjoin the consummation of the transactions contemplated by the Merger Agreement, which action has not been withdrawn or terminated, and all approvals, if any, required to be obtained under any foreign antitrust, competition or similar laws, in each case in connection with the consummation of the Merger and the transactions contemplated by the Merger Agreement, have been obtained; and

•

no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other governmental entity of competent jurisdiction is in effect, having the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger.

The obligations of Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by Parent, on or prior to the Closing Date, of the following conditions:

•

each of the representations and warranties of the Company set forth in the Merger Agreement (in each case made as if none of such representations and warranties contain any qualifications or limitations as to “materiality” or Company Material Adverse Effect) are true and correct, in each case, as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), except as subject to certain exceptions set forth in the Merger Agreement, and Parent has received a certificate of the chief executive officer or the chief financial officer of the Company to such effect;

•

the Company has performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date and Parent has received a certificate of the chief executive officer or the chief financial officer of the Company to such effect;

•

there is no pending or threatened suit, action or proceeding by any governmental entity or any other person, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion by the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any other transaction, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries or (v) which otherwise is likely to have a Company Material Adverse Effect;

•

since the date of the Merger Agreement, there has not been any state of facts, event, change, effect, development, condition or occurrence (or, with respect to facts, events, changes, effects, developments, conditions, or occurrences existing prior to the date hereof, any worsening thereof) that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect;

•

all consents, approvals, permits or authorizations from, and all declarations, filings and registrations with, any governmental entity, including all necessary approvals, required to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement have been obtained or made, in each case without the imposition of a Burdensome Condition on Parent or its subsidiaries;

•	Donald Katz remains employed by the Company; and

•

the Company has delivered to Parent a certificate, issued by the Company pursuant to Section 1.1445-2(c) of the Treasury Regulations, certifying that the Company is not and has not been at any time during the five-year period ending on the Closing Date a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

The obligations of the Company to complete the Merger are subject to the satisfaction or waiver by the Company, on or prior to the Closing Date, of the following conditions:

•

each of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement (in each case made as if none of such representations and warranties contain any qualification or limitation as to “materiality” or Parent Material Adverse Effect) are true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), except as subject to certain exceptions set forth in the Merger Agreement, and the Company has received a certificate of an executive officer of Parent to such effect; and

•

Parent and Purchaser have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date and the Company has received a certificate of an executive officer of Parent to such effect.

Termination. The Merger Agreement may be terminated and the Offer or the Merger may be abandoned at any time prior to the Effective Time, as follows:

•	by the mutual written consent of Parent and the Company;

•	by either Parent or the Company, if:

•

any governmental entity of competent jurisdiction issues an order, judgment, decision, opinion, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decision, opinion, decree or ruling or other action shall have become final and non-appealable; or

•

(i) at any time after the Initial Outside Date or the Extended Outside Date (as applicable), Purchaser has not accepted for payment and paid for all Shares validly tendered (and not withdrawn) pursuant to the Offer in accordance with the terms thereof on or before the Initial Outside Date or the Extended Outside Date (as applicable) and the party seeking to terminate the Merger Agreement due to Purchaser’s failure to accept and pay for all Shares validly tendered (and not withdrawn) has not, through breach of or failure to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement, caused or resulted in Purchaser’s failure to accept for payment and pay for all Shares validly tendered (and not withdrawn) pursuant to the tender offer prior to the Initial Outside Date or the Extended Outside Date (as applicable and, in each case, as defined in the Merger Agreement), or (ii) if the Offer has been withdrawn or terminated or has expired in accordance with its terms without Purchaser having purchased any Shares validly tendered (and not withdrawn) pursuant to the Offer and the party seeking to terminate the Merger Agreement due to the withdrawal, termination or expiration of the tender offer without Purchaser having purchased any Shares validly tendered (and not withdrawn) has not, through breach of or failure to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement, caused or resulted in such withdrawal, termination or expiration of the Offer;

•	by Parent, if:

•

the Company has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) is incapable of being cured by the Company prior to the Initial Outside Date or is not cured by the earlier of (x) ten business days following written notice to the Company by Parent of such breach and (y) the Initial Outside Date, and (ii) would result in a failure of certain conditions to closing set forth in the Merger Agreement;

•

the Company or any of its subsidiaries or their respective representatives has breached in any material respect their respective obligations in the Merger Agreement regarding restrictions on the solicitation of competing proposals; or

•

the Company Board (i) fails to authorize, approve or recommend the Offer or (ii) withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) the Company Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that the Company’s stockholders reject such tender offer or exchange offer within the ten business day period specified in Section 14e-2(a) under the Exchange Act, (iii) fails to reconfirm its authorization, approval or recommendation of the Merger within three business days after a written request by Parent to do so, or (iv) fails to include the Company Recommendation in the Schedule 14D-9 or to permit Parent and Purchaser to include the Company Recommendation in this Offer to Purchase and any amendments and supplements hereto;

•	by the Company:

•

if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) is incapable of being cured by Parent prior to the Initial Outside Date or is not cured by the earlier of (x) ten business days following written notice to Parent by the Company of such breach and (y) the Initial Outside Date and (ii) would result in a failure of certain conditions to closing set forth in the Merger Agreement; or

•

in connection with a withdrawal, modification or qualification of (or proposal to withdraw, modify or qualify) the Company Recommendation following receipt of a Superior Proposal, provided that (i) the Company is and has been in compliance in all respects with the restrictions on the solicitation of competing proposals set forth in the Merger Agreement; (ii) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of a Superior Proposal; and (iii) the Company, prior to the termination of the Merger Agreement, pays the Termination Fee (as defined below) to Parent.

Termination Fee Payable by the Company; Termination Expenses. The Company has agreed that, if the Merger Agreement has been terminated:

•

by Parent because the Company or any of its subsidiaries or their respective representatives has breached in any material respect their respective obligations in the Merger Agreement regarding restrictions on the solicitation of competing proposals;

•

by Parent because the Company Board (i) fails to authorize, approve or recommend the Offer or (ii) withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) the Company Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that the Company’s stockholders reject such tender offer or exchange offer within the ten business day period specified in Section 14e-2(a) under the Exchange Act, (iii) fails to reconfirm its authorization, approval or recommendation of the Merger within three business days after a written request by Parent to do so, or (iv) fails to include the Company Recommendation in the Schedule 14D-9 or to permit Parent and Purchaser to include the Company Recommendation in this Offer to Purchase, certain other documents relating to the Offer and any amendments and supplements thereto;

•

by the Company in connection with a withdrawal, modification or qualification of (or proposal to withdraw, modify or qualify) the Company Recommendation following receipt of a Superior Proposal and subject to the restrictions set forth in the Merger Agreement;

•

by either Parent or the Company because (i) at any time after the Initial Outside Date or the Extended Outside Date (as applicable), Purchaser has not accepted for payment and paid for all Shares validly tendered (and not withdrawn) pursuant to the Offer in accordance with the terms thereof on or before the Initial Outside Date or the Extended Outside Date (as applicable), subject to certain limitations set forth in the Merger Agreement, or (ii) the Offer has been withdrawn or terminated or has expired in accordance with its terms without Purchaser having purchased any Shares validly tendered (and not withdrawn) pursuant to the Offer, subject to certain limitations set forth in the Merger Agreement, and, in each case, (A) after the date of the Merger Agreement, a person has made an Alternative Takeover Proposal or amends or reasserts an Alternative Takeover Proposal made prior to the date of the Merger Agreement and such Alternative Takeover Proposal becomes publicly known prior to the earlier of the Acceptance Time or the Expiration Date, and (B) within 18 months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by an Alternative Takeover Proposal; or

•

by Parent, because the Company has breached or failed to perform in any material respect any of its covenants regarding the Company Recommendation and the restrictions set forth in the Merger Agreement regarding the solicitation of competing proposals, and such breach or failure to perform (i) is incapable of being cured by the Company prior to the Initial Outside Date or is not cured by the earlier of (x) ten business days following written notice to the Company by Parent of such breach and (y) the Initial Outside Date, and (ii) would result in a failure of certain conditions to closing set forth in the Merger Agreement;

then, in each case, the Company must pay to Parent a fee equal to $10 million (the “Termination Fee”) and the Company will also reimburse Parent and Purchaser for all of their expenses incurred in connection with the Merger Agreement, the Merger and the Offer, up to a maximum amount of $3.5 million.

“Alternative Takeover Proposal” means any proposal or offer in respect of (i) a Business Combination Transaction with any Third Party, (ii) the Company’s acquisition of any Third Party in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own 30% or more of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of 30% or more of any class of its voting equity securities as consideration for assets or securities of a Third Party, or (iii) any direct or indirect acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 30% or more of any class of capital stock of the Company or of 30% or more of the consolidated assets of the Company and its subsidiaries, in a single transaction or a series of related transactions.

The Merger Agreement provides that the Termination Fee is payable by the Company within one business day after the date of the event giving rise to the obligation to pay the Termination Fee. Transaction expenses are payable by the Company within one business days after receipt by the Company of a request from Parent for payment for such transaction expenses.

Amendment and Waiver. The Merger Agreement provides that it may be amended by the parties by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Parent, but, after any such approval, no amendment will be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The Merger Agreement provides that the failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights.

The Tender and Support Agreements.

Each of the following, as holders of the Shares set forth next to their respective names below, entered into the Apax Support Agreement with Parent:

Stockholder	Number of Shares
Apax Excelsior VI, L.P.	4,754,441
Apax Excelsior VI-A C.V.	388,368
Apax Excelsior VI-B C.V.	258,723
Patricof Private Investment Club III, .L.P.	162,470

The following, as a holder of the Shares set forth next to his name below, entered into the Katz Support Agreement with Parent:

Stockholder	Number of Shares
Donald R. Katz	319,915

The Support Agreements, among other things, (i) obligate each stockholder to tender all of his or its Shares in the Offer, (ii) obligate each stockholder to vote his or its Shares in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) restrict the transfer of Shares held by the applicable stockholder, all pursuant to the terms and subject to the conditions set forth in the Support Agreements.

In addition, each stockholder who entered into the Support Agreements granted an irrevocable proxy appointing persons designated by Parent as such shareholder’s attorney-in-fact and proxy to vote and exercise all voting and related rights with respect to such stockholder’s Shares (including any Shares each such stockholder may acquire in the future) relating to the matters that are the subject of the Support Agreements.

The aggregate number of Shares owned by the stockholders who have entered into the Support Agreements is 5,883,917. Based on the number of Shares outstanding as of January 30, 2008, the number of Shares owned by the stockholders who have entered into the Support Agreements represent approximately 24.1% of the issued and outstanding Shares. Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. also together own warrants to purchase in the aggregate 333,333 Shares, and Donald R. Katz owns options exercisable for 789,498 Shares. While such warrants and options are subject to the respective Support Agreements, all of such warrants and options have exercise prices exceeding the Offer Price.

The foregoing summary of the Support Agreements is qualified in its entirety by reference to the Support Agreements, which are incorporated herein by reference and copies of which are filed as exhibits to the Schedule TO.

14. DIVIDENDS AND DISTRIBUTIONS

As discussed in Section 13 entitled “Transaction Documents” of this Offer to Purchase, the Merger Agreement provides that, between the date of the Merger Agreement and the effective time of the Merger, without the prior written consent of Parent, the Company may not (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for dividends or distributions by wholly owned subsidiaries of the Company, (ii) split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests.

15. CERTAIN CONDITIONS TO THE OFFER

Purchaser will not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), will not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for):

•

unless as of any scheduled Expiration Date the number of Shares validly tendered pursuant to the Offer (and not withdrawn prior to any then scheduled Expiration Date), together with the Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of:

(i) all Shares then outstanding, plus

(ii) all Shares issuable upon the exercise, conversion or exchange of any options to purchase Shares, restricted stock, Warrants, or other rights to acquire Shares then outstanding that are vested and exercisable, convertible and exchangeable as of any then scheduled Expiration Date or that would be vested and exercisable, convertible or exchangeable (including after giving effect to the acceleration of any vesting or exercisability, convertibility or exchangeability that may occur as a result of the Offer) at any time following the then scheduled Expiration Date assuming that the holder of such options to purchase Shares, restricted stock, warrants or other rights satisfies the vesting or exercisability, convertibility or exchangeability conditions applicable thereto during such time period (collectively, the “Minimum Condition”).

•	if:

(i) any waiting period under the HSR Act applicable to the Offer has not expired or terminated prior to the termination or expiration of the Offer at or prior to any then scheduled Expiration Date (the “HSR Condition”);

(ii) any (a) approval required to be obtained in connection with, and any waiting periods (and any extensions thereof) applicable to, the transactions contemplated by the Merger Agreement under any foreign antitrust, competition or similar laws have not been obtained and (b) any other approval, consent or expiration or termination of any waiting period required by applicable law in the United States, Europe (including any country in Europe) or Japan, the failure of which to obtain in the case of clause (b) (x) would reasonably be expected to result in material limitation on the ownership or operation by Parent or its affiliates of the properties, assets or business of Parent, its affiliates or the Surviving Corporation or (y) would subject Parent or its affiliates to the payment of a material fine or penalty, has not been obtained, or any waiting period (or extension thereof) has not lapsed, expired or terminated, either unconditionally or on terms satisfactory to Parent, in each case, at or prior to any then scheduled Expiration Date (collectively, the “Governmental Approval Condition”); or

(iii) upon the expiration of the Offer and before acceptance of any such Shares for payment, any of the following has occurred or exists and is continuing at the scheduled Expiration Date, regardless of the circumstances giving rise to such events or conditions:

(a) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or any injunction shall have been issued and be in effect, by any United States federal or state court that prohibits, restrains or enjoins the consummation of the Offer or the Merger or that otherwise has the effect of making the acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger illegal;

(b) any of the representations and warranties of the Company contained in the Merger Agreement that (i) are not made as of a specific date are not true and correct as of the date of the Merger Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except where (a) the failure of such representations and warranties (other than the representations or warranties in Sections 3.3 (Capitalization), 3.4 (Authority for Agreements) and 3.5 (Takeover Statute, No Restrictions on Merger)) to be true and correct (disregarding, for this purpose, any limitation as to “materiality”, “Company Material Adverse Effect” or “knowledge” set forth in such representations or warranties) has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (b) the failure of the representations or warranties in Sections 3.3 (Capitalization), 3.4 (Authority for Agreements) and 3.5 (Takeover Statute, No Restrictions on Merger) to be true and correct is not, individually or in the aggregate, a failure to be true and correct in any material respect;

(c) the Company shall have breached or failed to perform or to comply with, in any material respect, any obligation, agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer (or, in the case of a breach of obligations relating to the Company Recommendation, shall have intentionally or knowingly breached or failed in any material respect to perform or comply with such obligations) and such breach or failure, if curable, shall not have been cured prior to the expiration of the Offer;

(d) there exists a pending or threatened suit, action or proceeding by any Governmental Entity or any other person, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Purchaser of any common stock of the Company, seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries, taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion by the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any other transaction, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of common stock of the Company, including the right to vote the common stock of the Company purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries or (v) which otherwise is likely to have a Company Material Adverse Effect.

(e) the Company shall have failed to deliver to Parent a certificate, dated as of such expiration date, signed by the chief executive officer and the chief financial officer of the Company and certifying as to the satisfaction by the Company of the absence of the failure of (i) the Company’s representations and warranties to be true and correct, and (ii) the Company to perform and comply with, in any material respect, its obligations, agreements and covenants;

(f) the Merger Agreement shall have been terminated in accordance with its terms;

(g) there shall have occurred and be continuing (i) any general suspension of, or limitation on trading in securities on the Nasdaq Market (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) any material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions;

(h) Donald Katz shall cease to be employed by the Company;

(i) the Company has failed to deliver to Parent a certificate, issued by the Company pursuant to Section 1.1445-2(c) of the Treasury Regulations, certifying that the Company is not and has not been at any time during the five-year period ending on the Closing Date a United States real property holding corporation, as defined in Section 897(c)(2) of the Code; or

(j) there shall have occurred any event that has had, or is reasonably expected to have, a Company Material Adverse Effect.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions (other than any such circumstances caused by or substantially contributed to by any breach by Parent or Purchaser of any of their representations, warranties, covenants agreements or obligations under the Merger Agreement) and may be waived by Purchaser in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Purchaser and subject to the terms of the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of, and payment for, tendered Shares.

16. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

General. Except as described in this Section 16, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein.

Antitrust. The transactions contemplated by the Merger Agreement are subject to compliance by the Company with the notification filing requirements under the HSR Act and the rules and regulations promulgated thereunder, and certain foreign antitrust and competition law filing requirements.

State Takeover Laws. A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be revoked by the SEC in connection with the Company’s failure to file periodic reports or terminated by the Company, upon application to the SEC, if there are fewer than 300 record holders of Shares following the consummation of the Offer. If the Company’s equity securities were deregistered under the Exchange Act, all public trading in the Shares, including the trading on the Nasdaq Market, would immediately cease.

Moreover, the revocation or termination of the registration of the Company’s equity securities under the Exchange Act would cease the Company’s ongoing reporting obligations under Section 13(a) of the Exchange Act, which would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC.

Such revocation or termination would also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, inapplicable to the Company. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act. See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; Nasdaq Delisting; Exchange Act Registration” of this Offer to Purchase.

17. APPRAISAL RIGHTS

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, at the effective time of the Merger, stockholders (other than those who tendered their Shares pursuant to the Offer) will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Corporation do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of their Shares as of the time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

In determining fair value, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the price per share to be paid for the Shares in the Merger or the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per share of the Shares in the Offer or the Merger Consideration.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

18. CERTAIN FEES AND EXPENSES

Lazard Frères & Co. LLC is acting as the Dealer Manager for the Offer and has also been retained by Parent as financial advisor to Parent in connection with the Offer. Parent has agreed to pay Lazard reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. Parent has agreed to indemnify Lazard and related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the United States federal securities laws.

Georgeson Inc. has been retained by Parent and Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

American Stock Transfer & Trust Company has been retained by Parent and Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

19. MISCELLANEOUS

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Parent or Purchaser). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser, or on behalf of the Dealer Manager, not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

AZBC HOLDINGS, INC.

FEBRUARY 11, 2008

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Set forth below are the names, business addresses and current principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Parent and Purchaser. Unless otherwise indicated, the business address of each person listed below is 1200 12th Avenue South, Suite 1200, Seattle, WA 98144-2734 and each person listed below is a citizen of the United States.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the persons listed below (i) owns either beneficially or of record, or has contractual right to acquire, any securities of the Company, or (ii) has benefited from any transaction in any securities of the Company during the past two years, or (iii) has any contracts or arrangements with regard to any securities of the Company.

Parent

Name	Current Principal Occupation or Employment and Five-Year Employment History

Directors

Jeffrey Bezos	Mr. Bezos has been Chairman of the Board of Amazon.com, Inc. since founding it in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President of Amazon.com, Inc. from founding until June 1999 and again from October 2000 to the present.

Tom Alberg	Mr. Alberg has been a director of Amazon.com, Inc. since June 1996. Mr. Alberg has been a managing director of Madrona Venture Group, L.L.C., a venture capital firm, since September 1999, and a principal in Madrona Investment Group, L.L.C., a private investment firm, since January 1996. Mr. Alberg is a director of several private companies.

John Seely Brown	Mr. Brown has been a director of Amazon.com, Inc. since June 2004. Mr. Brown is a Visiting Scholar and Advisor to the Provost at the University of Southern California and Independent Co-Chairman of Deloitte & Touche USA LLP’s Center for Edge Innovation. He was the Chief Scientist of Xerox Corporation, a technology and services company, until April 2002 and director of the Xerox Palo Alto Research Center (PARC), until June 2000. Mr. Brown is also a director of Corning Incorporated and Varian Medical Systems, Inc.

John Doerr	Mr. Doerr has been a director of Amazon.com, Inc. since June 1996. Mr. Doerr has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since September 1980. Mr. Doerr is also a director of Google Inc., Move, Inc. and several private companies.

William Gordon	Mr. Gordon has been a director of Amazon.com, Inc. since April 2003. Mr. Gordon is a co-founder of Electronic Arts, Inc., an entertainment software company, and has been Executive Vice President and Chief Creative Officer of Electronic Arts, Inc. since March 1998.

Myrtle Potter	Ms. Potter has been a director of Amazon.com, Inc. since April 2004. Ms. Potter has been Chief Executive Officer of Chapman Properties, Inc., a real estate company, since September 2005. She also is a healthcare consultant and advisor specializing in corporate strategy and product development through her private consulting firm, Myrtle Potter and Company, LLC. At Genentech, Inc., a biotechnology company, Ms. Potter was President, Commercial Operations, from March 2004 to August 2005 and Executive Vice President, Commercial Operations and Chief Operating Officer from May 2000 to March 2004. Ms. Potter is also a director of eV3, Inc. and Medco Health Solutions, Inc.

Thomas Ryder	Mr. Ryder has been a director of Amazon.com, Inc. since November 2002. Mr. Ryder was Chairman of the Reader’s Digest Association, Inc., a print and media company, from April 1998 to December 2006 and Chief Executive Officer from April 1998 to December 2005. Mr. Ryder is also a director of Starwood Hotels & Resorts Worldwide, Inc. and Virgin Mobile USA, Inc.

Patricia Stonesifer	Ms. Stonesifer has been a director of Amazon.com, Inc. since February 1997. Ms. Stonesifer has been Chief Executive Officer of the Bill and Melinda Gates Foundation, a global health and development charitable organization, since January 2006 and was its President and Co-chair from June 1997 to January 2006.

Executive Officers

Jeffrey Bezos	See information set forth above.

Jeffrey Blackburn	Mr. Blackburn has served as Senior Vice President, Business Development, since April 2006. From June 2004 to April 2006, he was Vice President, Business Development, from July 2003 to June 2004, he was Vice President, European Customer Service and from November 2002 to July 2003, Mr. Blackburn was Vice President, Operations Integration.

Sebastian Gunningham	Mr. Gunningham has served as Senior Vice President, Seller Services, since joining Amazon.com, Inc. in March 2007. Prior to joining Amazon.com, Inc., Mr. Gunningham was President of First Data Utilities from August 2006 to February 2007, following First Data’s acquisition of Peace Software, Inc., where he was Chief Executive Officer from February 2004 to August 2006 and President and Chief Operating Officer from April 2002 to March 2003. From March 2003 to February 2004, he served as Vice President of Enterprise Sales at Apple, Inc. Mr. Gunningham is a citizen of the United States, Great Britain and Argentina.

Andrew Jassy	Mr. Jassy has served as Senior Vice President, Web Services, since April 2006. From January 2005 to April 2006, he was Vice President, Web Services, from August 2003 to January 2005, he was Vice President, Associates and Web Services, and, from November 2002 to August 2003, he was Vice President and Technical Assistant.

Steven Kessel	Mr. Kessel has served as Senior Vice President, Worldwide Digital Media, since April 2006. From April 2004 to April 2006, he was Vice President, Digital and, from July 2002 to April 2004, he was Vice President, U.S. Books, Music, Video and DVD.

Marc Onetto	Mr. Onetto has served as Senior Vice President, Worldwide Operations, since joining Amazon.com, Inc. in December 2006. Prior to joining Amazon.com, Inc., Mr. Onetto was Executive Vice President, Worldwide Operations, at Solectron Corporation, an electronics manufacturing and technology company, from June 2003 to June 2006, and, prior to Solectron, he held various positions at GE, including Vice President, European Operations, GE Europe, from September 2002 to June 2003. Mr. Onetto is a citizen of the United States and France.

Diego Piacentini	Mr. Piacentini has served as Senior Vice President, International Retail, since January 2007. From November 2001 until December 2006, Mr. Piacentini served as Senior Vice President, Worldwide Retail and Marketing. Mr. Piacentini is a citizen of Italy.

Shelley Reynolds	Ms. Reynolds has served as Vice President, Worldwide Controller, and Principal Accounting Officer since April 2007. From February 2006 to April 2007, she was Vice President, Finance and Controller. Prior to joining Amazon.com, Ms. Reynolds was a partner at Deloitte & Touche LLP since 1998.

Thomas Szkutak	Mr. Szkutak has served as Senior Vice President and Chief Financial Officer since joining Amazon.com, Inc. in October 2002.

Brian Valentine	Mr. Valentine has served as Senior Vice President, Ecommerce Platform, since joining Amazon.com, Inc. in September 2006. Prior to joining Amazon.com, Inc., Mr. Valentine held various positions with Microsoft Corporation, including Senior Vice President, Windows Core Operating System Division, from January 2004 to September 2006 and Senior Vice President, Windows, from December 1999 to January 2004.

Jeff Wilke	Mr. Wilke has served as Senior Vice President, North America Retail, since January 2007. From January 2002 until December 2006, he was Senior Vice President, Worldwide Operations.

Michelle Wilson	Ms. Wilson has served as Senior Vice President, General Counsel, and Secretary since June 2003. From March 2001 until June 2003, she was Senior Vice President, Human Resources, General Counsel, and Secretary.

Purchaser

Directors

Jason Bristow	Mr. Bristow has served as Treasurer of Amazon.com, Inc. since July 2003. Prior to joining Amazon.com, Inc., Mr. Bristow held various positions at General Electric Co., most recently as Treasurer and head of Financial Planning and Analysis at GE Plastics. Mr. Bristow is a citizen of Canada.

Shelley Reynolds	See information set forth above.

Michelle Wilson	See information set forth above.

Executive Officers

Jeff Blackburn	Senior Vice President. See information set forth above.

Jason Bristow	Vice President and Treasurer. See information set forth above.

Michael George	Vice President. Mr. George has also served Amazon.com, Inc. as Vice President, Spoken Word Audio, since January 2008, as Vice President from July 2007 to December 2007, as Vice President, Payment Services, from September 2005 to June 2007, as Vice President from June 2005 to August 2005, and as Vice President, Human Resources, from January 2003 to May 2005.

Peter Krawiec	Vice President. Mr. Krawiec has also served Amazon.com, Inc. as Vice President, Corporate Development, since May 2007, and as Director, Corporate Development, from October 2004 to May 2007. Prior to joining Amazon.com, Inc., Mr. Krawiec served as a Principal of Mid-Atlantic Venture Funds. Mr. Krawiec also served as a director of Tap Root Systems and Artifact Software from January 2003 through October 2004 and as a director of Provox Technologies from May 2003 through October 2004.

Shelley Reynolds	Vice President. See information set forth above.

Thomas Szkutak	President and Chief Executive Officer. See information set forth above.

Michelle Wilson	Senior Vice President and Secretary. See information set forth above.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the share certificates and any other required documents should be sent or delivered by each holder of Shares or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail:	By Facsimile Transmission:	By Hand:
Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	(718) 234-5001	Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Parent’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

(212) 440-9800 (for banks and brokers)

(866) 328-5439 (toll free for all others)

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, New York 10020

(212) 632-6631